Execution Version

PURCHASE AND SALE AGREEMENT

BETWEEN

JONES ENERGY HOLDINGS, LLC,

AS SELLER

AND

FOUNDATION ENERGY FUND VI-A, LP,

AS PURCHASER

Executed on June 22, 2017

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Table of Contents

(continued)

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Table of Contents

(continued)

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EXHIBITS AND SCHEDULES

Exhibit A	Leases
Exhibit A-1	Properties
Exhibit A-2	Excluded Equipment
Exhibit B	Conveyance
Exhibit C	Persons with Knowledge

Schedule 1.2(d)	Contracts
Schedule 1.2(e)	Surface Contracts
Schedule 1.3(h)	Excluded Permits
Schedule 2.3	Allocated Value
Schedule 3.3(n)	Other Permitted Encumbrances
Schedule 5.7	Litigation
Schedule 5.8	Taxes and Assessments
Schedule 5.9	Outstanding Capital Commitments
Schedule 5.10	Compliance With Laws
Schedule 5.11(a)	Defaults
Schedule 5.11(b)	Certain Contracts
Schedule 5.12	Payments For Production
Schedule 5.13	Governmental Authorizations
Schedule 5.14	Preferential Rights & Consents to Assign
Schedule 5.15	Environmental Laws
Schedule 5.17	Imbalances
Schedule 7.5	Operation of Business
Schedule 9.4(c)	Seller’s Wiring Instructions
Schedule 12.6(a)	Governmental Bonds
Schedule 12.6(b)	Guarantees

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PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (the “Agreement”), is executed on June 22, 2017, by and between Jones Energy Holdings, LLC, a Delaware limited liability company (“Seller”) and Foundation Energy Fund VI-A, LP, a Delaware limited partnership (“Purchaser”).  Seller and Purchaser may each be referred to herein as a “Party” and collectively as the  “Parties”.

RECITALS:

A. Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller the Assets, in the manner and upon the terms and conditions hereafter set forth.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound by the terms hereof, agree as follows:

Article 1 PURCHASE AND SALE
Section 1.1 Purchase and Sale.

At the Closing, and upon the terms and subject to the conditions of this Agreement, Seller agrees to sell and convey to Purchaser and Purchaser agrees to purchase, accept and pay for the Assets and assume the Assumed Obligations.  Capitalized terms used herein shall have the respective meanings ascribed to them in this Agreement as such terms are identified and/or defined in Article 13 hereof.

Section 1.2 Assets.

As used herein, the term “Assets” means, subject to the terms and conditions of this Agreement, all of Seller’s right, title, interest and estate, real or personal, recorded or unrecorded, movable or immovable, tangible or intangible, in and to the following, excluding, however, the Excluded Assets:

(a) All of the oil and gas leases, oil, gas and mineral leases, subleases and other leaseholds, carried interests, mineral fee interests, overriding royalty interests, reversionary rights, farmout rights, options, and other properties and interests described on Exhibit A, subject to such depth limitations and other restrictions and limitations as may be set forth on Exhibit A or in the instruments that constitute (or are assignments or conveyances in the chain of title to) the foregoing properties and interests (collectively, the “Leases”), together with, subject to such limitations and restrictions, each and every kind and character of right, title, claim, and interest that Seller has in and to the Leases, the lands covered by the Leases or the lands pooled, unitized, communitized or consolidated therewith (such lands covered by the Leases or pooled, unitized, communitized or consolidated therewith being hereinafter referred to as the “Lands”);

(b) All oil, gas, water, CO2 or injection wells located on or within the geographical boundaries of the Lands, whether producing, shut-in, plugged or abandoned, and including the wells shown on Exhibit A-1 attached hereto (whether or not located on the Lands) (the “Wells”);

(c) Any pools or units which include any portion of the Lands or all or a part of any Leases or any Wells, including those pools or units referred to on Exhibit A-1 (the “Units”, such Units together with the Leases, Lands and Wells, or in cases when there is no Unit, the Leases together with the Lands and Wells, being hereinafter referred to collectively as the “Properties” and individually as a “Property”), and including all interest of Seller in Hydrocarbon production from any such Unit, whether such Unit Hydrocarbon production comes from Wells located on or off of a Lease, and all tenements, hereditaments and appurtenances belonging to the Leases and Units;

(d) All contracts, agreements and instruments by which the Properties are bound, or that relate to or are otherwise applicable to the Properties, but in each case only to the extent applicable to the Properties and not other properties of Seller not included in the Assets, including operating agreements, unitization, pooling and communitization agreements, declarations and orders, joint venture agreements, farmin and farmout agreements, water rights agreements, exploration agreements, area of mutual interest agreements, participation agreements, exchange agreements, transportation or gathering agreements, agreements for the sale and purchase of Hydrocarbons and processing agreements, and further including those agreements and instruments identified on Schedule 1.2(d) (hereinafter collectively referred to as the “Contracts”), provided that “Contracts” shall exclude (i) any master service agreements, (ii) any contracts, agreements and instruments to the extent transfer is (A) restricted by their respective terms or third-party agreement and the necessary consents to transfer are not obtained pursuant to Section 3.5, or (B) subject to payment of a fee or other consideration under any license agreement or other agreement with a Person other than an Affiliate of Seller, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable and (iii) the instruments constituting the Leases, Surface Contracts and the assignments or conveyances in Seller’s chain of title to the Leases;

(e) All easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights appurtenant to, and used or held for use primarily in connection with, the Properties, including those identified on Schedule 1.2(e) (hereinafter collectively referred to as the “Surface Contracts”), provided that “Surface Contracts” shall exclude any permits and other appurtenances to the extent transfer is (i) restricted by their respective terms or third-party agreement and the necessary consents to transfer are not obtained pursuant to Section 3.5, or (ii) subject to payment of a fee or other consideration under any license agreement or other agreement with a Person other than an Affiliate of Seller, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(f) All equipment, machinery, fixtures and other tangible personal property and improvements located on the Properties and used or held for use primarily in connection with the operation of the Properties, including any wells, tanks, boilers, buildings, fixtures, injection facilities, saltwater disposal facilities, compression facilities, pumping units and engines, flow lines, pipelines, gathering systems, gas and oil treating facilities, machinery, power lines, telephone and telegraph lines, roads, and other appurtenances, improvements and facilities, but excluding the items expressly identified on Exhibit A-2 (subject to such exclusions, the “Equipment”);

(g) All Hydrocarbons produced from or attributable to the Properties from and after the Effective Time and all inventories of Hydrocarbons produced from or attributable to the Properties that are in storage in tanks or pipelines on the Effective Time;

(h) All Imbalances; and

(i) Copies of all of the following items, subject to Section 1.5, all lease files, land files, well files, gas and oil sales contract files, gas processing files, division order files, abstracts, title opinions, land surveys, logs, maps, engineering data and reports, files, all Geological Data, and all other books, records, data, files, maps and accounting records to the extent related to the Assets, or used or held for use primarily in connection with the maintenance or operation thereof, but excluding (i) any books, records, data, files, maps and accounting records to the extent disclosure or transfer is restricted by third-party agreement or applicable Law and the necessary consents to transfer are not obtained pursuant to Section 3.5, or subjected to payment of a fee or other consideration by any license agreement or other agreement with a Person other than an Affiliate of Seller, or by applicable Law, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable; (ii) computer software; (iii) all legal records and legal files of Seller, work product of Seller’s legal counsel and records protected by attorney-client privilege, but excluding in each case Leases, Contracts, Surface Contracts and title opinions; (iv) records relating to the offer, negotiation or consummation of the sale of the Assets or any interest in the Properties; and (v) Seller’s reserve studies, estimates and evaluations, and engineering studies and economic studies (such copies, collectively, and subject to such exclusions, the “Records”).

Section 1.3 Excluded Assets.

Notwithstanding the foregoing, the Assets shall not include, and there is excepted, reserved and excluded from the purchase and sale contemplated hereby (collectively, the “Excluded Assets”):

(a) (i) All corporate, partnership, limited liability company, financial, tax and legal records of Seller that relate to Seller’s business generally (whether or not relating to the Assets), (ii) all books, records and files that relate to the Excluded Assets, (iii) those records retained by Seller pursuant to Section 1.2(i), and (iv) copies of any other records retained by Seller pursuant to Section 1.5;

(b) The items expressly identified on Exhibit A-2;

(c) All claims for refunds of, or rights to receive funds from any Governmental Body or loss carry forwards with respect to (i) Taxes attributable to the Assets for any taxable period, or portion thereof, ending at or prior to the Effective Time or to Seller’s businesses generally, (ii) income or franchise Taxes of Seller, or (iii) any Taxes attributable to the Excluded Assets;

(d) All rights to any other costs or expenses borne by Seller or Seller’s predecessors in interest and title attributable to periods prior to the Effective Time;

(e) All rights relating to existing claims and causes of action (including insurance claims, whether or not asserted, under policies of insurance or claims to the proceeds of insurance) that may be asserted against a third Person, including those described in Schedule 5.7 hereto, except to the extent such rights and claims and causes of action arise from or by their terms cover obligations or liabilities expressly assumed by Purchaser hereunder;

(f) All rights of Seller under Contracts attributable to periods before the Effective Time insofar as such rights relate to Seller Indemnity Obligations or other liabilities of Seller retained under this Agreement;

(g) Rights to initiate and conduct joint interest audits or other audits of Property Costs incurred before the Effective Time, and to receive costs and revenues in connection with such audits, in each case to the extent Seller is responsible for such Property Costs under this Agreement;

(h) Seller’s area-wide bonds, permits and licenses or other permits, licenses or authorizations used in the conduct of Seller’s business generally as reflected in Schedule 1.3(h);

(i) All trade credits, account receivables, note receivables, take-or-pay amounts receivable, and other receivables attributable to the Assets (excluding Hydrocarbon inventories subject to Section 1.2(g) for which Seller receives an upward adjustment to the Purchase Price) with respect to any period of time prior to the Effective Time, as determined in accordance with GAAP;

(j) Trademarks, patents and trade names;
(k) Bonds, letters of credit and guarantees retained by Seller pursuant to Section 12.6;
(l) All tools, pulling machines, warehouse stock, equipment or material temporarily located on the Properties and not presently required for the operation of the Properties as currently operated;
(m) All hedges, futures, swaps and other derivatives, including rights relating thereto, affecting the Assets;

(n) All offices and office leases, and computers, phones, office supplies, furniture and related personal effects located off the Properties or only temporarily located on the Properties;
(o) Assets retained by Seller or excluded from the Assets at Closing pursuant to Sections 3.4(d)(ii), 3.5, 4.4(b) or 7.7, subject to the terms of such Sections;
(p) All leased personal property (including leased vehicles); and
(q) the Contingent Payment.
Section 1.4 Effective Time; Proration of Costs and Revenues.

(a) Possession of the Assets shall be transferred from Seller to Purchaser at the Closing, but certain financial benefits and obligations of the Assets shall be transferred effective as of 7:00 A.M., local time, where the respective Assets are located, on June 1, 2017 (the “Effective Time”), as further set forth in this Agreement.

(b) Except to the extent accounted for in the adjustments to the Purchase Price made under Section 2.2, (i) Purchaser shall be entitled to all production from or attributable to the Properties at and after the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets at or after the Effective Time, and (ii) Seller shall be entitled to all production from or attributable to the Properties prior to the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Time. The terms “earned” and “incurred”, as used in this Agreement, shall be interpreted in accordance with GAAP and Council of Petroleum Accountants Society (“COPAS”) standards, as implemented by Seller in the ordinary course of business consistent with past practice.  For purposes of allocating production (and accounts receivable with respect thereto), under this Section 1.4(b), (i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Leases, Units and Wells when, after production from the Leases, Units and Wells, said production passes through connecting pipelines/flowlines to storage facilities, whether or not owned by Seller, located off the Leases, Units and Wells, or if there are no storage facilities, when they pass through the LACT meter or similar meter at the entry point into the pipelines through which they are transported from such lands and (ii) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Leases, Units and Wells when they pass through the delivery point sales meters or similar meters at the entry point into the pipelines through which they are transported from such lands.  Seller shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings or gauging and strapping data is not available.

(c) As used herein, “Property Costs” means (i) all costs attributable to the ownership, development, operation or maintenance of the Assets (including costs of insurance), lease bonus payments, renewals, extensions or amendments, and ad valorem, property, excise, sales, use, severance, production and similar Taxes (including any interest, fine, penalty or additions to Tax imposed by a Governmental Body in connection with such Taxes) based upon or measured by the ownership or operation of the Assets or the production of Hydrocarbons therefrom, but excluding any other Taxes, (ii) capital expenditures incurred in the ownership, development, operation and maintenance of the Assets in the ordinary course of business, (iii) where applicable, such costs and capital expenditures charged in accordance with the relevant operating agreement, unit agreement, pooling agreement, pre-pooling agreement, pooling order or similar instrument, or if none, charged to the Assets on the same basis as charged on the date of this Agreement, and (iv) overhead costs charged to the Assets by unaffiliated third parties under the relevant operating agreement, unit agreement, pooling agreement, pre-pooling agreement, pooling order or similar instrument, or if none, charged to the Assets by unaffiliated third parties on the same basis as charged on the date of this Agreement; provided that “Property Costs” shall exclude, without limitation, liabilities, losses, costs, and expenses attributable to (A) claims, investigations, administrative proceedings or litigation directly or indirectly arising out of or resulting from actual or claimed personal injury or death, property damage or violation of any Law (including private rights or causes of action under any Law), (B) title claims (including claims that the Leases have terminated), (C) obligations to plug wells, dismantle facilities, close pits and restore the surface or seabed around such wells, facilities and pits, (D) obligations to cure, address or remediate any contamination of groundwater, surface water, soil or Equipment under applicable Environmental Laws, (E) obligations to furnish make-up gas according to the terms of applicable gas sales, gathering or transportation contracts, (F) gas balancing obligations and similar obligations arising from Imbalances and (G) obligations to pay working interests, royalties, overriding royalties or other interests held in suspense, all of which are addressed in Section 11.2 or elsewhere in this Agreement. Subject to the other provisions herein, Seller shall bear and be responsible for all Property Costs incurred or arising prior to the Effective Time and Purchaser shall bear and be responsible for all Property Costs incurred or arising at and after the Effective Time.  For the purposes of calculating the adjustments to the Purchase Price under Section 2.2 or implementing the terms of Section 7.8 or Article 11, (1) right-of-way fees, insurance premiums and Property Costs (excluding Taxes which are addressed in clauses (2), (3), and (4) of this sentence) delay rentals, lease bonuses, minimum royalties, option payments, lease extension payments and shut-in royalties) that are paid periodically shall be prorated based on the number of days in the applicable period falling before, or at and after, the Effective Time, (2) ad valorem, property, severance, production or similar Taxes which are based on the quantity of or the value of production of Hydrocarbons shall be apportioned between Seller and Purchaser based on the number of units or value of production actually produced, as applicable, before, and after, the Effective Time, (3) other ad valorem, property, severance, production or similar Taxes shall be prorated based on the number of days in the applicable period falling before, or at and after, the Effective Time, and (4) all other Taxes shall be apportioned based on an interim closing of the books of Seller as of the Effective Time.

Section 1.5 Delivery and Maintenance of Records and Retained Records.

(a) Seller, at Purchaser’s cost, shall use reasonable efforts to deliver the Records in Seller’s possession or control (FOB Seller’s office), to Purchaser within thirty (30) days following Closing.  Seller may retain original Records and/or copies of any Records.

(b) Purchaser, for a period of four (4) years following the Closing, will (i) retain the Records, (ii) provide Seller, its Affiliates, and its and their officers, employees and representatives with access to the Records during normal business hours for review and copying at Seller’s expense and (iii) provide Seller, its Affiliates, and its and their officers, employees and legal counsel with access, during normal business hours, to materials received or produced after Closing relating to any claim for indemnification made under Section 11.2 of this Agreement (excluding, however, attorney work product and attorney-client communications protected by privilege and prepared with respect to any such claim being brought by Purchaser and information subject to an applicable confidentiality restriction in favor of third parties) for review and copying at Seller’s expense.

Article 2 PURCHASE PRICE
Section 2.1 Purchase Price.

The purchase price for the Assets (the “Purchase Price”) shall be Sixty Five Million Dollars ($65,000,000.00), and shall be adjusted as provided in Section 2.2 (the “Adjusted Purchase Price”).

Section 2.2 Adjustments to Purchase Price.

The Purchase Price for the Assets shall be adjusted as follows with all such amounts being determined in accordance with GAAP and COPAS standards (with such adjustments being made so as to not give duplicative effect):

(a) Reduced by the aggregate amount of the following proceeds received and retained by Seller between the Effective Time and the Closing Date (with the period between the Effective Time and the Closing Date referred to as the “Adjustment Period”): proceeds from the sale of Hydrocarbons (net of any royalties, overriding royalties or other burdens on or payable out of production, gathering, processing and transportation costs and any production, severance, sales, use or excise Taxes not reimbursed to Seller by the purchaser of production) produced from or attributable to the Properties during the Adjustment Period;

(b) Reduced in accordance with Section 3.5, by an amount equal to the Allocated Value of those Properties (i) with respect to which preferential purchase rights have been exercised prior to Closing or (ii) that cannot be transferred due to unsatisfied and unwaived requirements for consent to the assignments contemplated hereby;

(c) Reduced in accordance with Section 7.7 by an amount equal to the Allocated Value of those Properties that are subject to a suit, action or proceeding prior to Closing seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby in connection with a claim to enforce preferential rights;

(d) (i) Subject to Section 3.4(i), reduced by the applicable Title Defect Amount as a result of Title Defects for which the Title Defect Amount has been finally determined or agreed pursuant to Section 3.4 (or, for purposes of the Closing Payment, pursuant to Seller’s good faith estimate), and reduced by the Allocated Value of any Defect Property retained by Seller pursuant to Section 3.4(d)(ii), and (ii) increased by the applicable Title Benefit Amount as a result of Title Benefits for which the Title Benefit Amount has been finally determined or agreed pursuant to Section 3.4;

(e) Reduced by the Allocated Values of any Properties excluded by Seller pursuant to Section 3.6;

(f) Reduced by (i) subject to Section 4.4, any amount agreed upon by Purchaser and Seller pursuant to Section 4.4(a) regarding the reasonable estimate of the cost of curing Environmental Liabilities for any affected Property not retained by Seller, and (ii) the Allocated Value of any Property retained by Seller pursuant to Section 4.4(b);

(g) Increased by the amount equal to the value of all of Seller’s inventories of Hydrocarbons produced from or attributable to the Properties that are in storage above the load line or pipeline connection, as applicable, as of the Effective Time (which value shall be computed using the applicable contract price at the Effective Time), less any applicable severance Taxes, royalties and similar burdens; provided, however, that the adjustment contemplated by this paragraph shall be only made to the extent that Seller does not receive and retain the proceeds, or portion thereof, attributable to the sale of such Hydrocarbons;

(h) Increased by the amount of all Property Costs and other costs attributable to the ownership, development, operation and maintenance of the Assets that are paid by Seller and incurred on or after the Effective Time (or with respect to any period on or after the Effective Time), except any Property Costs and other such costs already deducted in the determination of proceeds in Section 2.2(a);

(i) Decreased by the proceeds from the sale of surplus and inventoried Equipment from the Properties after the Effective Time, to the extent such proceeds are attributable to Seller’s interest;

(j) Increased by an overhead charge of $35,000 per month (pro-rated for any partial months as applicable) for the period of time beginning at the Effective Time and ending on the Closing Date (it being understood that no other Seller overhead charge will be charged to the Assets after the Effective Time); and

(k) Decreased in accordance with Section 7.10, as applicable.

The adjustment described in Section 2.2(a) shall serve to satisfy, up to the amount of the adjustment, Purchaser’s entitlement under Section 1.4 to Hydrocarbon production from or attributable to the Properties during the Adjustment Period, and to the value of other income, proceeds, receipts and credits earned with respect to the Assets during the Adjustment Period, and Purchaser shall not have any separate rights to receive any production or income, proceeds, receipts and credits with respect to which an adjustment has been made.

Section 2.3 Allocation of Purchase Price.

(a) For Title Defect purposes, concurrent with the execution of this Agreement, Purchaser and Seller have agreed upon an allocation of the unadjusted Purchase Price among each of the Wells and PLSS Sections.  Such allocation of value is attached to this Agreement as Schedule 2.3.  The “Allocated Value” for any Well and PLSS Section equals the portion of the unadjusted Purchase Price allocated to such Well and PLSS Section on Schedule 2.3, increased or decreased as described in Section 2.2.

(b) For federal income tax purposes, Purchaser and Seller shall use commercially reasonable efforts to agree on an allocation of the Purchase Price within thirty (30) days after the determination of the Adjusted Purchase Price.  In this respect, the allocation of value reflected in Schedule 2.3 for the unadjusted Purchase Price is to be modified by the Parties to take into account the adjustments made which determine the Adjusted Purchase Price.  Seller and Purchaser agree (a) that the agreed allocation shall be used by Seller and Purchaser as the basis for reporting asset values and other items for purposes of all federal, state, and local Tax Returns, including Internal Revenue Service Form 8594 and (b) that, except as required by applicable Law, neither they nor their Affiliates will take positions inconsistent with the agreed allocation in any Tax Returns, in notices to Governmental Bodies, in audit or other proceedings with respect to Taxes, in notices to preferential purchase right holders, or in other documents or notices relating to the transactions contemplated by this Agreement without the consent of the other Party.  Each Party shall promptly notify the other Party in writing upon receipt of notice of any pending or threatened Tax audit or assessment challenging the agreed allocation, and neither party shall agree to any proposed adjustment to the agreed allocation by any Governmental Body without first giving to the other party prior written notice.  However, nothing contained herein shall prevent either party from settling any proposed deficiency or adjustment by any Governmental Body based upon or arising out of the agreed allocation, and neither party shall be required to litigate any proposed deficiency or adjustment by any Governmental Body challenging such agreed allocation.

Section 2.4 Deposit.

Concurrently with the execution of this Agreement, Purchaser has paid to Seller an earnest money deposit in an amount equal to seven and a half percent (7.5%) of the Purchase Price, which is Four Million Eight Hundred Seventy Five Thousand Dollars ($4,875,000.00) (the “Deposit”).  If Closing occurs, at Closing, the Deposit will be credited against the Purchase Price.  If Closing does not occur, the Deposit shall be distributed in accordance with Section 10.3.

Article 3 TITLE MATTERS
Section 3.1 Seller’s Title.

(a) This Article 3 and the Special Warranty in the Conveyance (subject to Section 7.9) shall, to the fullest extent permitted by applicable Law, be the exclusive right and remedy of Purchaser with respect to title to the Assets.

(b) The conveyance of the Assets to be delivered by Seller to Purchaser shall be substantially in the form of Exhibit B (the “Conveyance”).
Section 3.2 Certain Definitions.
(a) As used in this Agreement, the term “Defensible Title” means that title of Seller that:

(i) Entitles Seller to receive a share of the Hydrocarbons produced, saved and marketed from such Property (after satisfaction of all royalties, overriding royalties, nonparticipating royalties, net profits interests or other similar burdens on or measured by production of Hydrocarbons) (a “Net Revenue Interest”), of not less than the “net revenue interest” share shown in Schedule 2.3 for such Well, except for decreases in connection with those operations permitted under Section 7.5 in which Seller may after the Effective Time be a non-consenting party, decreases resulting from the election to ratify or the establishment or amendment of pools or units on or after the Effective Time, decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, and decreases resulting from reversionary interests, carried interests, horizontal or vertical severances or other matters or changes in interest stated in Schedule 2.3;

(ii) Obligates Seller to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to any Well not greater than the “working interest” shown in Schedule 2.3 without increase, (a “Working Interest”) except increases resulting from matters stated in Schedule 2.3, increases resulting from contribution requirements with respect to defaulting parties under applicable operating, unit, pooling, pre-pooling or similar agreements and increases that are accompanied by at least a proportionate increase in Seller’s Net Revenue Interest; and

(iii) Is free and clear of liens and encumbrances on title that affect or encumber a Property;
(iv) with respect to a PLSS Section, entitles Seller to the Net Acres in such PLSS Section set forth on Schedule 2.3 for such PLSS Section; and

in each case excluding, subject to and determined without regard to matters constituting Permitted Encumbrances.

(b) As used in this Agreement, the term “Title Benefit” shall mean any right, circumstance or condition that operates to (i) increase the Net Revenue Interest of Seller in any Well shown on Schedule 2.3, without causing a greater than proportionate increase in Seller’s Working Interest above that shown in Schedule 2.3 or (ii) increase the number of Net Acres of Seller in any PLSS Section above that set forth on Schedule 2.3.

(c) As used in this Agreement, the term “Title Defect” shall mean any lien, encumbrance, obligation or defect that causes Seller’s title to any PLSS Sections or Wells shown on Schedule 2.3 to be less than Defensible Title;  provided that “Title Defect” shall exclude the following:

(i) defects based solely on a lack of information in Seller’s files or references to a document if such document is not in Seller’s files;

(ii) defects arising out of lack of corporate or other entity authorization unless Purchaser provides affirmative evidence that the action was not authorized and results in another Person’s superior claim of title to the relevant Asset;

(iii) defects in the chain of title consisting of the failure to recite marital status in a document or omissions of successions of heirship or estate proceedings, or any other matter which could be legally cured and not considered an encumbrance or defect under the Title Examination Standards adopted as of the Effective Time by the Oklahoma Bar Association, unless, in each case, Purchaser provides affirmative evidence that such failure or omission could reasonably be expected to result in another Person’s superior claim of title to the relevant Asset;

(iv) defects that have been cured by applicable Laws of limitation or prescription;
(v) defects arising out of a lack of survey, unless a survey is expressly required by applicable Laws; and

(vi) defects based on a gap in Seller’s chain of title in the applicable county records, unless such gap is affirmatively shown to exist in such records by an abstract of title, title opinion or landman’s title chain which documents shall be included in a Title Defect Notice;

(vii) defects based upon the failure to record any state or federal Leases or any assignments of interests in such Leases in the Assets in any applicable county records;
(viii) any encumbrance or loss of title resulting from Seller’s conduct of business in compliance with this Agreement;

(ix) encumbrances created under deeds of trust, mortgages and similar instruments by the lessor under a Lease covering the lessor’s surface and mineral interests in the land covered thereby that would customarily be accepted in taking or purchasing such Leases and for which the lessee would not customarily seek a subordination of such encumbrance to the oil and gas leasehold estate prior to conducting drilling activities on the Lease;

(x) encumbrances created under deeds of trust, mortgages and similar instruments by the grantor under a right-of-way that would customarily be accepted in taking or purchasing such rights-of-way; and
(xi) defects disclosed herein (including on any Schedule or Exhibit).
Section 3.3 Definition of Permitted Encumbrances.

As used herein, the term “Permitted Encumbrances” means any or all of the following:

(a) Royalties, nonparticipating royalty interests, net profits interests and any overriding royalties, reversionary interests and other burdens to the extent that they do not, individually or in the aggregate, reduce Seller’s Net Revenue Interest or Net Acres below that shown in Schedule 2.3 or increase Seller’s Working Interest above that shown in Schedule 2.3 without a corresponding increase in the Net Revenue Interest;

(b) All leases, unit agreements, pooling agreements, pre-pooling agreements, operating agreements, production sales contracts, division orders and other contracts, agreements and instruments applicable to the Assets, to the extent that they do not, individually or in the aggregate:  (i) reduce Seller’s Net Revenue Interest or Net Acres below that shown in Schedule 2.3 or increase Seller’s Working Interest above that shown in Schedule 2.3 without a corresponding increase in the Net Revenue Interest and (ii) materially interfere with the ownership and operation of the Assets as currently owned and operated;

(c) Subject to compliance with Sections 3.5 and 7.7, third-party consents and preferential rights to purchase the Assets applicable to this or a future transaction involving the Assets;

(d) Third-party consent requirements and similar restrictions with respect to which waivers or consents are obtained by Seller from the appropriate Persons prior to the Closing Date or the appropriate time period for asserting the right has expired or which need not be satisfied prior to a transfer;

(e) Liens for Taxes or assessments not yet delinquent or, if delinquent, being contested in good faith by appropriate actions;

(f) Materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, being contested in good faith by appropriate actions;

(g) All rights to consent, required notices to, filings with, or other actions by Governmental Bodies in connection with the sale or conveyance of the Assets if they are not required prior to the sale or conveyance or are of a type customarily obtained after Closing;

(h) Rights of reassignment arising upon final intention to abandon or release all or any part of the Assets;

(i) Easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations to the extent that they do not, individually or in the aggregate: materially interfere with the ownership and operation of the Assets as currently owned and operated as of the Effective Time;

(j) Calls on Hydrocarbon production under existing any Contracts identified in Schedule 1.2(d);

(k) All rights reserved to or vested in any Governmental Body to control or regulate any of the Assets in any manner and all obligations and duties under all applicable Laws, rules and orders of any such Governmental Body or under any franchise, grant, license or permit issued by any such Governmental Body;

(l) Any encumbrance on or affecting the Assets which is expressly assumed, bonded or paid by Purchaser at or prior to Closing or which is discharged by Seller at or prior to Closing;
(m) Any matters shown on Schedule 2.3;
(n) Any matters shown on Schedule 5.7 or Schedule 3.3(n);
(o) Imbalances associated with the Assets;

(p) In the case of any well on an undeveloped location or other operation that has not been commenced as of the Closing Date, any permits, easements, rights of way, unit designations or production or drilling units not yet obtained, formed or created;

(q) Lack of rights, access or transportation as to any rights of way for gathering or transportation pipelines or facilities that do not constitute any of the Assets;

(r) Any liens, charges, encumbrances, defects or irregularities (i) which affect a Property from which Hydrocarbons have been and are being produced (or to which production of Hydrocarbons is allocable) for the last ten (10) years and for which no claim related to title has been made in writing by any Person during such ten (10) year period, (ii) which would be accepted by a reasonably prudent purchaser engaged in the business of owning and operating oil and gas properties or (iii) which do not, individually or in the aggregate, materially detract from the value of or materially interfere with the ownership and operation of the Assets subject thereto or affected thereby (as currently owned and operated), and do not reduce Seller’s Net Revenue Interest or Net Acres below that shown in Schedule 2.3, or increase Seller’s Working Interest above that shown in Schedule 2.3 without a corresponding increase in the Net Revenue Interest;
(s) Such Title Defects or other defects as Purchaser has waived in writing; and
(t) Liens to be released at Closing.
Section 3.4 Notice of Title Defects Defect Adjustments.

(a) To assert a Title Defect, Purchaser must deliver claim notices to Seller (each a “Title Defect Notice”) on or before 5:00 p.m., Central Daylight Savings Time on July 21, 2017 (the “Title Claim Date”), except as otherwise provided under Sections 3.5 or 3.6.  Each Title Defect Notice shall be in writing and shall include (i) a description of the alleged Title Defect(s), (ii) the Wells and PLSS Sections affected by the Title Defect (each a “Defect Property”), (iii) the Allocated Values of each Defect Property, (iv) supporting documents reasonably necessary for Seller (as well as any title attorney or examiner hired by Seller) to verify the existence of the alleged Title Defect(s) and (v) the amount by which Purchaser reasonably believes the Allocated Values of each Defect Property are reduced by the alleged Title Defect(s) and the computations and information upon which Purchaser’s belief is based.  Purchaser shall be deemed to have waived for all purposes hereunder all Title Defects that were not included in a Title Defect Notice delivered to Seller on or before the Title Claim Date.  To give Seller an opportunity to commence reviewing and curing alleged Title Defects, Purchaser agrees to provide Seller, on or before the end of each calendar week prior to the Title Claim Date, written notices of all Title Defects discovered by Purchaser during the preceding calendar week, which notice may be preliminary in nature and supplemented prior to the Title Claim Date. Purchaser shall also promptly furnish Seller with written notice of any Title Benefit that is discovered by any of Purchaser’s representatives, title attorneys, landmen or other title examiners while conducting Purchaser’s due diligence with respect to the Assets prior to the Title Claim Date.

(b) Seller shall have the right, but not the obligation, to deliver to Purchaser with respect to each Title Benefit a written notice (a “Title Benefit Notice”) asserting such Title Benefit on or before the Title Claim Date.  Each Title Benefit Notice shall include (i) a description of the Title Benefit(s), (ii) the Wells and PLSS Sections affected by the Title Benefit (each a “Title Benefit Property”), (iii) the Allocated Values of the Title Benefit Property, (iv) supporting documents reasonably necessary for Purchaser (as well as any title attorney or examiner hired by Purchaser) to verify the existence of the alleged Title Benefit(s) and (v) the amount by which Seller reasonably believes the Allocated Values of those Wells and PLSS Sections are increased by the Title Benefit, and the computations and information upon which Seller’s belief is based.  Seller shall be deemed to have waived for all purposes hereunder all Title Benefits that were not included in a Title Benefit Notice delivered to Purchaser on or before the Title Claim Date.

(c) Seller shall have the right, but not the obligation, upon delivering written notice to Purchaser, to attempt, at Seller’s sole cost, to cure or remove any Title Defects of which it has been advised by Purchaser on or before the expiration of sixty (60) successive days from and after the Title Claim Date (the “Cure Period”), unless the Parties otherwise agree.  If Seller has provided notice at or prior to the Closing Date of Seller’s intent to attempt to cure a Title Defect within the Cure Period, there shall be no reduction to the Purchase Price with respect to the Title Defect for purposes of Closing.  If at the end of the Cure Period Seller and Purchaser agree that the Title Defect is not cured, or, in the absence of agreement of the Seller and Purchaser, the Title Arbitrator determines that such Title Defect is not cured at the end of the Cure Period, then in either case Seller shall elect one of the options set forth in Section 3.4(d)(i) or, with Purchaser’s consent, Section 3.4(d)(ii)(B) for such Title Defect, in which event the Purchase Price adjustment required in connection with the selected option under this Article 3 shall be made in the final statement of the Adjusted Purchase Price pursuant to Section 9.4(b).  No action of Seller in electing or attempting to cure a Title Defect shall constitute a waiver of Seller’s right to dispute the existence, nature or value of, or cost to cure, the Title Defect.

(d) In the event that (I) any Title Defect asserted by Purchaser in accordance with Section 3.4(a) is not waived by Purchaser and (II) Seller has not provided notice to Purchaser at or prior to the Closing Date of Seller’s intent to attempt to cure the given Title Defect, or Seller has provided such notice but the Title Defect is not cured before the expiration of the Cure Period, then Seller shall elect to:

(i) reduce the Purchase Price by the Title Defect Amount determined pursuant to Section 3.4(f) or 3.4(h); or

(ii) with the consent of Purchaser, (A) at Closing, retain the Property that is associated with such Title Defect, in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Property or (B) promptly after expiration of the Cure Period have Purchaser reconvey the Property that is associated with such Title Defect to Seller, in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Property, adjusted as provided in Section 2.2; or

(iii) if applicable, terminate this Agreement pursuant to Article 10.
(e) In the event that any Title Benefit asserted by Seller in accordance with Section 3.4(b) is not waived by Seller, then:
(i) to the extent Purchaser and Seller agree on the Title Benefit Amount as calculated pursuant to Section 3.4(g), the Purchase Price shall be increased by such amount; and

(ii) to the extent there is no agreement under Section 3.4(e)(i) on or before the Closing Date, the disagreement between Seller and Purchaser regarding the Title Benefit Property or the Title Benefit Amount, as applicable, shall be submitted to arbitration in accordance with Section 3.4(h).

(f) The “Title Defect Amount” resulting from a Title Defect shall be determined as follows:

(i) if Purchaser and Seller agree on the Title Defect Amount, then that amount shall be the Title Defect Amount;

(ii) if the Title Defect is a lien, encumbrance or other charge which is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the Defect Property;

(iii) if the Title Defect represents a discrepancy between (A) the Net Revenue Interest for any Defect Property and (B) the Net Revenue Interest stated on Schedule 2.3, then the Title Defect Amount shall be the product of the Allocated Value of such Defect Property multiplied by a fraction, the numerator of which is the actual amount of the decrease in Net Revenue Interest from that stated on Schedule 2.3 and the denominator of which is the Net Revenue Interest stated on Schedule 2.3; provided, however, that if the Title Defect does not affect the Defect Property throughout its entire life, the Title Defect Amount shall be reduced to take into account the applicable time period only;

(iv) if the Title Defect represents an obligation, encumbrance, burden or charge upon or other defect in title to the Defect Property of a type not described in Section 3.4(f)(i), Section 3.4(f)(ii) or Section 3.4(f)(iii), then the Title Defect Amount shall be determined by taking into account the Allocated Value of the Defect Property, the portion of the Defect Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Defect Property, the values placed upon the Title Defect by Purchaser and Seller and such other factors as are necessary to make a proper evaluation;

(v) if the Title Defect represents (A) a discrepancy between (1) the Net Revenue Interest for any Defect Property and (2) the Net Revenue Interest stated on Schedule 2.3, and (B) an obligation, encumbrance, burden or charge upon or other defect in title to the Defect Property, then the Title Defect Amount shall be determined by applying both of Section 3.4(f)(iii) and Section 3.4(f)(iv) to such Title Defect, without duplication;

(vi) if the Title Defect is based on the Seller owning fewer Net Acres in a PLSS Section than those shown on Schedule 2.3, then the Title Defect Amount for such PLSS Section shall be calculated by multiplying the Allocated Value set forth on Schedule 2.3, by a fraction, the numerator of which is an amount equal to the number of Net Acres shown for such PLSS Section on Schedule 2.3, less the actual Net Acres actually owned for such PLSS Section, and the denominator of which is the Net Acres shown for such PLSS Section on Schedule 2.3; and

(vii) notwithstanding anything to the contrary in this Article 3, the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any Defect Property shall not exceed the Allocated Value of such Defect Property.

(g) The “Title Benefit Amount” resulting from a Title Benefit (i) the result of an increase in the Net Revenue Interest in a Title Benefit Property from that stated on Schedule 2.3 shall be the product of the Allocated Value of the Title Benefit Property multiplied by a fraction, the numerator of which is the actual amount of the increase in Net Revenue Interest from that stated on Schedule 2.3 and the denominator of which is the Net Revenue Interest stated on Schedule 2.3; provided, however, that if the Title Benefit does not affect the applicable Title Benefit Property throughout its entire life, the Title Benefit Amount shall be reduced to take into account the applicable time period only and (ii) the result of the Net Acres in a Title Benefit Property being greater than that stated on Schedule 2.3 shall be the product of the Allocated Value of the Title Benefit Property set forth on Schedule 2.3 and a fraction, the numerator of which is the actual Net Acres actually owned for such PLSS Section less an amount equal to the number of Net Acres shown for such PLSS Section on Schedule 2.3, and the denominator of which is the Net Acres shown for such PLSS Section on Schedule 2.3.

(h) With respect to Title Defect Notices and Title Benefit Notices provided and received on or before the Title Claim Date, Seller and Purchaser shall attempt to agree on all Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts on or before the day before the Closing Date, subject to Seller and Purchaser’s rights under Sections 3.4(d)(ii).  If Seller and Purchaser are unable to agree by that date, then subject to Section 3.4(c) and Seller and Purchaser’s rights under Sections 3.4(d)(ii), Seller’s good faith estimate shall be used for purposes of calculating the Closing Payment pursuant to Section 9.4(a), and the Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 3.4(h).  Likewise, if Seller has provided notice at or prior to the Closing Date of Seller’s intent to attempt to cure a Title Defect and by the end of the Cure Period, Seller and Purchaser have been unable to agree upon whether such Title Defect has been cured, or Seller has failed to cure any Title Defects which Seller provided notice that Seller would attempt to cure and Seller and Purchaser have been unable to agree on the Title Defect Amounts for such Title Defects, then the cure and/or Title Defect Amounts and Title Benefit Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 3.4(h), subject to Seller and Purchaser’s rights under Section 3.4(d)(ii).  There shall be a single arbitrator, who shall be a title attorney with at least ten (10) years’ experience in oil and gas titles in the State of Oklahoma as selected by mutual agreement of Purchaser and Seller within fifteen (15) days after the end of the Cure Period (or such other time as mutually agreed) and absent such agreement on the selection of the arbitrator, the arbitrator shall be selected by the Oklahoma City, Oklahoma office of the American Arbitration Association; provided, however, that in any case such attorney shall not have worked as an employee of or outside counsel for either Seller or Purchaser or any of their Affiliates during the 5-year period preceding the applicable arbitration or have any financial interest in the applicable dispute (such attorney, the “Title Arbitrator”).  The arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section.  The Title Arbitrator’s determination shall be made within twenty (20) days after submission of the matters in dispute and shall be final and binding upon both Parties, without right of appeal.  In making his determination, the Title Arbitrator shall be bound by the rules set forth in Section 3.4(a), Section 3.4(b), Section 3.4(c), Section 3.4(d), Section 3.4(e), Section 3.4(f), Section 3.4(g) and Section 3.4(i) and may consider such other matters as in the opinion of the Title Arbitrator are necessary or helpful to make a proper determination.  Additionally, the Title Arbitrator may consult with and engage disinterested third Persons to advise the arbitrator, including petroleum engineers.  The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts submitted by either Party and may not award damages, interest or penalties to either Party with respect to any matter.  Each Party shall bear its own legal fees and other costs of presenting its case and shall bear one-half of the costs and expenses of the Title Arbitrator.

(i) Notwithstanding anything herein to the contrary, (y) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any Title Defects relating to a Defect Property unless the aggregate Title Defect Amount for the Title Defects relating to a particular Defect Property exceed the sum of Fifty Thousand Dollars ($50,000.00) (the “Property Defect Threshold”); and (z) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for Title Defects unless the sum of (i) the aggregate amount of all Title Defect Amounts for Title Defects covered by Section 3.4(d)(i) that satisfy the Property Defect Threshold, plus (ii) the aggregate amount of all Environmental Liabilities covered by Section 4.4(a) that satisfy the Property Defect Threshold (that is, the aggregate Environmental Liabilities relating to a Property exceed the sum of Fifty Thousand Dollars ($50,000.00)), exceeds a deductible in an amount equal to two percent (2%) of the Purchase Price (the “Defect Deductible”), after which point Purchaser shall be entitled to adjustments to the Purchase Price or other available remedies under this Article 3 with respect to all Title Defects satisfying the Property Defect Threshold in excess of the Defect Deductible, subject to Seller’s elections under Section 3.4(d).  The provisions of this Section 3.4(i) shall not apply to Title Defects relating to consent to assignment and preferential rights to purchase which shall be handled or treated under Section 3.5.  The Allocated Value of any Property retained by Seller in accordance with Section 3.4(d)(ii) may not be used in meeting the Defect Deductible.

(j) Seller shall convey the Assets to Purchaser at Closing free and clear of (i) any mortgages, deeds of trust, or other encumbrances created by Seller, or Affiliates of Seller, to secure money borrowed or other form of financing, and (ii) any mechanic liens of record, to the extent relating to pre-Effective Time claims, asserted against any part of portion of the Assets arising from operations having been conducted by Seller or an Affiliate of Seller.  Any notice by Purchaser to Seller regarding the existence of any such liens or encumbrances need not be by the Title Claim Date. The costs to Seller to remove such lien is not part of the Defect Deductible.

Section 3.5 Consents to Assignment and Preferential Rights to Purchase.

Seller shall use commercially reasonable efforts to promptly prepare and send (i) notices to the third party holders (excluding Governmental Bodies, which are addressed elsewhere in this Agreement) of any required consents to assignment of any Assets to request such consents and (ii) notices to the holders of any applicable preferential rights to purchase any Asset requesting waivers of such preferential rights to purchase, in each case that would be triggered by the purchase and sale contemplated by this Agreement, and of which Seller has knowledge.  The consideration payable under this Agreement for any particular Assets for purposes of preferential purchase right notices shall be the Allocated Value for such Assets (proportionately reduced if an Asset is only partially affected).  Seller shall use commercially reasonable efforts to cause such consents and waivers of preferential rights to purchase (or the exercise thereof) to be obtained and delivered prior to Closing.  Purchaser shall cooperate with Seller in seeking to obtain such consents to assignment and waivers of preferential rights.  Notwithstanding anything contained herein to the contrary, Seller shall have no liability for failure to either send such notices or obtain such consents or waivers.

(a) Consents.  Seller shall notify Purchaser in writing on or before the Title Claim Date of all required third-party consents to the assignment of the Assets to Purchaser which have not been obtained and the Assets to which they pertain.  In no event shall there be included in the Conveyances at Closing any Asset subject to an unsatisfied consent requirement that would be triggered by the purchase and sale contemplated by this Agreement and provides that transfer of the Asset without consent will result in a termination or other material impairment of any existing rights in relation to such Asset (such consent, a “Required Consent”).  In cases where the Asset subject to such a Required Consent is a Contract and Purchaser is assigned the Properties to which the Contract relates, but the Contract is not transferred to Purchaser due to the unwaived consent requirement, Seller shall continue after Closing to use commercially reasonable efforts to obtain such consent so that Seller’s right, title and interest in such Contract can be transferred to Purchaser upon receipt of such consent.  In cases where the Asset subject to such a Required Consent is a Property and the third-party consent to the sale and transfer of the Property is not obtained prior to the Closing Date, Purchaser may elect to treat the unsatisfied Required Consent as a Title Defect by giving Seller notice thereof in accordance with Section 3.4(a), except that such notice must be given at least three (3) days prior to the Closing Date; provided, however, the Allocated Value for such Property may not be used in meeting the Defect Deductible, and Seller may elect to cure such unsatisfied consent under Section 3.4(c), in which event the provisions of Section 3.4(c) shall apply (provided the affected Asset shall be excluded from the Assets for purposes of Closing until the Required Consent is waived or satisfied (unless otherwise agreed by Seller and Purchaser)).  In cases where an Asset is subject to a third-party consent requirement that is not a Required Consent, the Asset shall be included in the Assets at Closing (unless excluded pursuant to the other provisions of this Agreement) and Purchaser shall be responsible after Closing for satisfying such consent requirement at its sole cost, risk and expense, to the extent the applicable consent was not obtained or waived on or prior to Closing. If an unsatisfied Required Consent with respect to which a Purchase Price adjustment is made under Section 3.4 is subsequently satisfied prior to the date of the final adjustment to the Purchase Price under Section 9.4(b), Seller shall receive an additional upward adjustment to the Purchase Price in the final adjustments made under Section 9.4(b) equal to the amount of the previous reduction in the Purchase Price on account of such Required Consent and the provisions of this Section 3.5 shall no longer apply except for the assignment made under the next sentence.  Within five (5) Business Days of the date on which the final statement of the Adjusted Purchase Price is finally determined, whether by agreement between Seller and Purchaser or the determination of an Independent Expert under Section 9.4(b) (or both), Seller shall assign to Purchaser using the form attached as

Exhibit B, to the extent previously unassigned, each Property subject to a Required Consent that was subsequently satisfied prior to the date of the final adjustment of the Purchase Price under Section 9.4(b).

(b) Exercised Preferential Rights to Purchase.  If any preferential right to purchase any Property that would be triggered by the purchase and sale contemplated by this Agreement is exercised prior to Closing, the Property transferred to a third Person as a result of the exercise of such preferential right shall be treated as if it was subject to a Title Defect resulting in the complete loss of title and the Purchase Price shall be reduced under Section 2.2(b) by the Allocated Value for such Property (proportionately reduced if the preferential right affects only a portion of such Property), without application of the Defect Deductible.  Seller shall retain the consideration paid by the third party pursuant to the exercise of such preferential right; provided, however, the adjustment made under this Section 3.5(b) for such Property may not be used in meeting the Defect Deductible.  If, on or before ninety (90) days following the Closing Date, such holder of such preferential right fails to consummate the purchase of the Property (or portion thereof) covered by such preferential right then (A) Seller shall so notify Purchaser on or before one hundred (100) days following the Closing Date, and (B) Purchaser shall purchase, on or before five (5) Business Days following receipt of such notice, such Property (or portion thereof) that was so excluded from the Properties to be assigned to Purchaser at Closing, under the terms of this Agreement and for a price equal to the amount by which the Purchase Price was reduced at Closing with respect to such excluded Property (or portion thereof), subject to adjustments applicable to such Property under Section 2.2 above, and (C) Seller shall assign to Purchaser the Property (or portion thereof) so excluded at Closing pursuant to an instrument in substantially the same form as the Conveyance. If any preferential right to purchase any Asset is not exercised and does not expire prior to Closing, then the terms of Section 7.7 shall apply to such right.

Section 3.6 Casualty or Condemnation Loss.

Subject to the provisions of Sections 8.1(e) and 8.2(e), if, after the date of this Agreement but prior to the Closing Date, any portion of the Assets is destroyed by fire or other casualty or is taken in condemnation or under right of eminent domain, and the loss as a result of such individual casualty or taking exceeds One Hundred Thousand Dollars ($100,000.00), Seller shall elect by written notice to Purchaser prior to Closing either (i) to cause the Assets affected by any casualty to be repaired or restored prior to Closing to at least its condition prior to such casualty, at Seller’s sole cost (without an adjustment to the Purchase Price pursuant to Section 2.2 or otherwise), as promptly as reasonably practicable (which work may extend thirty (30) days after the Closing Date), or (ii) unless such casualty or taking is waived by Purchaser, to exclude the affected Property or Properties from the Assets and reduce the Purchase Price by the Allocated Value thereof; provided, however, that any adjustment to the Purchase Price pursuant to this Section 3.6 may not be used in meeting the Defect Deductible.  In each case, Seller shall retain all of the aforementioned rights to insurance and other claims against third Persons with respect to the casualty or taking except to the extent the Parties otherwise agree in writing.

Section 3.7 Limitations on Applicability.

The rights of Purchaser under Section 3.1(a) and Section 3.4(a) shall terminate as of the Title Claim Date and be of no further force and effect thereafter, provided there shall be no termination of Purchaser’s or Seller’s rights under Section 3.4 with respect to any bona fide Title Defect properly reported in a Title Defect Notice or bona fide Title Benefit properly reported in a Title Benefit Notice on or before the Title Claim Date.  Except as provided in this Article 3 and for the Special Warranty in the Conveyance (subject to Section 7.9), Purchaser releases, remises and forever discharges the Seller Indemnitees from any and all suits, legal or administrative proceedings, claims, demands, damages, losses, costs, liabilities, interest or causes of action whatsoever, in Law or in equity, known or unknown, which Purchaser might now or subsequently may have, based on, relating to or arising out of, any Title Defect or other deficiency in or encumbrance on title to any Asset.

Article 4 ENVIRONMENTAL MATTERS
Section 4.1 Assessment.

From and after the date hereof and up to and including the Closing Date (or upon the earlier termination of this Agreement) but subject to the limitations set forth herein and in Section 7.1, Purchaser may, at its option, cause, or cause to be conducted by a reputable environmental consulting or engineering firm approved in advance in writing by Seller (the “Environmental Consultant”) an environmental assessment of all or any portion of the Assets and/or visual inspections, record reviews, and interviews relating to the Properties, including their condition and their compliance with Environmental Laws (the “Assessment”).  In connection with the foregoing, Seller hereby consents to [_____],should such Person become Purchaser’s Environmental Consultant.  The Assessment shall be conducted at the sole risk, cost and expense of Purchaser, and all of Purchaser’s and the Environmental Consultant’s activity conducted under this Section 4.1 and Section 7.1 shall be subject to the indemnity provisions of Section 7.6.  Purchaser’s right of access shall not entitle Purchaser or the Environmental Consultant to operate equipment or conduct testing or sampling of soil, groundwater or other materials (including any testing or sampling for hazardous substances, Hydrocarbons or NORM).  Seller has the right to be present during any activities conducted on the Assets as part of the Assessment.  Purchaser shall give Seller reasonable prior written notice before gaining physical access to the Assets.  Purchaser shall coordinate the Assessment with Seller to minimize any inconvenience to or interruption of the conduct of business by Seller.  Purchaser shall abide by Seller’s, and any third party operator’s, safety rules, regulations and operating policies while conducting its due diligence evaluation of the Assets including the Assessment.  Purchaser shall promptly provide, but not later than the Environmental Claim Date, copies of all reports, results, and other documentation and data prepared or compiled by Purchaser and/or any of its representatives or agents in connection with the Assessment (excluding all documentation subject to the attorney-client privilege).  Upon completion of the Assessment, Purchaser shall at its sole cost and expense and without any cost or expense to Seller or any of its Affiliates (i) repair all damages done to any Assets in connection the Assessment (including due diligence conducted by Purchaser’s environmental consulting or engineering firm), (ii) if applicable, restore the Assets to the approximate same condition as, or better condition than, they were prior to commencement of the Assessment, and (iii) remove all equipment, tools and other property brought onto the Assets in connection with the Assessment.  Any disturbance to the Assets (including the leasehold associated therewith) resulting from the Assessment will be promptly corrected by Purchaser at Purchaser’s sole cost and expense.  Seller shall not be deemed by its receipt of said documents or otherwise to have made any representation or warranty, expressed, implied or statutory, as to the condition of the Assets or the accuracy of said documents or the information contained therein.  During all periods that Purchaser or any of its representatives or contractors are on the Assets, Purchaser shall maintain, at its sole expense and with reputable insurers, such insurance as is reasonably sufficient to support Purchaser’s indemnity obligations under Section 7.6 specifically naming Seller as an insured party. All information (including all reports, results and documentation containing such information) acquired by Purchaser, its agents or representatives, or the Environmental Consultant, in conducting the Assessment under this Section shall be subject to the Confidentiality Agreement.

Section 4.2 NORM.

Purchaser acknowledges the following:

(a) The Assets have been used for exploration, development, and production of oil and gas and that there may be petroleum, produced water, wastes, or other materials located on or under the Properties or associated with the Assets.

(b) Equipment and sites included in the Assets may contain asbestos, hazardous substances, or NORM.
(c) NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms.
(d) The wells, materials, and equipment located on the Properties or included in the Assets may contain NORM and other wastes or hazardous substances.
(e) NORM containing material and other wastes or hazardous substances may have come in contact with the soil.
(f) Special procedures may be required for the remediation, removal, transportation, or disposal of soil, wastes, asbestos, hazardous substances, and NORM from the Assets.
Section 4.3 Notice of Violations of Environmental Laws.

Purchaser shall deliver any claim notices to Seller in writing (an “Environmental Defect Notice”), on or before 5:00 p.m., Central Daylight Savings Time on July 21, 2017 (the “Environmental Claim Date”), of each individual environmental matter disclosed by the Assessment that Purchaser reasonably believes in good faith may constitute or result in (including with notice or solely with the passage of time) Environmental Liabilities which, utilizing the Lowest Cost Response to address the matter, satisfy the Property Defect Threshold, including in the Environmental Defect Notice (i) a reasonably detailed description of the specific matter that is an alleged violation of Environmental Laws, including (A) the written conclusion of Purchaser or

Purchaser’s Environmental Consultant that Environmental Liabilities exist, which conclusion shall be reasonably substantiated by the factual data gathered in Purchaser’s Assessment and (B) a separate specific citation of the provisions of Environmental Laws alleged to be violated and the related facts that substantiate such violation; (ii) the Wells or associated Assets affected; (iii) a detailed estimate of the Lowest Cost Response to cure or eliminate the alleged matter in question; (iv) supporting documents reasonably necessary for Seller (as well as any consultant, inspector or expert hired by Seller to verify the existence of the facts alleged in the Environmental Defect Notice); and (v) information reflecting the satisfaction of the Property Defect Threshold.  The failure of an Environmental Defect Notice to contain the information required by item nos. (i) through (iv) of the prior sentence on or prior to the Environmental Claim Date shall render such notice ineffective.  Purchaser shall furnish Seller, on or before the end of each calendar week prior to the Environmental Claim Date, Environmental Defect Notices with respect to any Environmental Liability that any of Purchaser’s or any of its Affiliate’s employees, representatives, attorney or other environmental personnel or contractors, including the Environmental Consultant, discover or become aware of during the preceding calendar week, which notice may be preliminary in nature and supplemented prior to the Environmental Claim Date.

Section 4.4 Remedies for Violations of Environmental Laws.

If Seller confirms to its reasonable satisfaction that any individual matter described in an Environmental Defect Notice delivered pursuant to Section 4.3 may constitute or result in Environmental Liabilities for which, when utilizing the Lowest Cost Response to address such matters, exceeds the Property Defect Threshold, then Seller shall elect to:

(a) reduce the Purchase Price by an amount agreed upon in writing by Purchaser and Seller as being a reasonable estimate of the cost of curing the matter described in such Environmental Defect Notice; or

(b) with the consent of Purchaser, retain the Property that is associated with such Environmental Defect Notice and affected by such matter, in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Property; provided, however, that if the Environmental Liabilities affecting a Property exceed the Allocated Value of the Property, Seller may elect to retain the Property in accordance with this Section 4.4(b) without the consent of Purchaser; or

(c) perform or cause to be performed prior to Closing, at the sole cost and expense of Seller, such operations as may be necessary to bring such affected Property into compliance with the applicable Environmental Law disclosed in such Environmental Defect Notice; or

(d) enter into an agreement with Purchaser whereby Seller will as soon as reasonably practicable after Closing, at the sole cost and expense of Seller, perform or cause to be performed such operations as may be necessary to bring such affected Property into compliance with the applicable Environmental Law disclosed in such Environmental Defect Notice; or

(e) if applicable, terminate this Agreement pursuant to Article 10.

In the event that (i) Seller elects to proceed under Section 4.4(a) and Purchaser and Seller have failed to agree by Closing on the reduction to the Purchase Price (which agreement Seller and Purchaser shall use good faith efforts to reach) or (ii) Purchaser and Seller cannot otherwise agree on the existence, extent or amount of Environmental Liabilities alleged in an Environmental Defect Notice before Closing, Seller shall then proceed with respect to such matter under any of Sections 4.4(b), (c), (d), or (e) or submit such dispute to arbitration pursuant to this Section 4.4.  In the event that Seller elects to proceed under Section 4.4(d) and Purchaser and Seller have failed to agree by Closing on the terms of the agreement contemplated thereby (which agreement Seller and Purchaser shall use good faith efforts to reach), Seller shall then proceed with respect to such matter under any of Sections 4.4(b), (c), or (e) or submit such dispute to arbitration pursuant to this Section 4.4.

For all matters submitted to arbitration pursuant to this Section 4.4, there shall be a single arbitrator, who shall be an environmental consultant with at least ten (10) years’ relevant experience as selected by mutual agreement of Purchaser and Seller within fifteen (15) days of an election by Seller to submit such dispute to arbitration.  Absent such agreement on the selection of the arbitrator, the arbitrator shall be selected by the Houston, Texas office of the American Arbitration Association (the “Environmental Arbitrator”).  The arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section.  The Environmental Arbitrator’s determination shall be made within twenty (20) days after submission of the matters in dispute and shall be final and binding upon both parties, without right of appeal.  In making his determination, the Environmental Arbitrator shall be bound by the rules set forth in this Article 4 and may consider such other matters as in the opinion of the Environmental Arbitrator are necessary or helpful to make a proper determination.  In connection with the determination of a matter submitted to the Environmental Arbitrator Purchaser may not assert any violation of Environmental Law that is not specified by Purchaser in the applicable Environmental Claim Notice.  The Environmental Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Environmental Liability or the Lowest Cost Response for such Environmental Liability submitted by Seller and may not award damages, interest or penalties to either Party with respect to any matter nor may it award Purchaser a greater amount with respect to the applicable Environmental Liability than the Lowest Cost Response set forth by Purchaser in the applicable Environmental Claim Notice.  Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case.  Each Party shall bear one-half of the costs and expenses of the Environmental Arbitrator.  If the validity of any Environmental Liability or the Lowest Cost Response attributable thereto, is not determined prior to Closing by the Environmental Arbitrator pursuant to this Section 4.4, all affected Properties shall be conveyed to Purchaser at Closing and the purchase price paid by Purchaser at Closing shall not be reduced by virtue of such dispute and upon final resolution of such dispute the Lowest Cost Response for such Environmental Liability as determined by the Environmental Arbitrator shall, subject to the terms of this this Section 4.4, be promptly refunded by Seller to Purchaser.

Notwithstanding anything herein to the contrary, (i) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for Environmental Liabilities for which, when utilizing the Lowest Cost Response to address same do not satisfy the

Property Defect Threshold; and (ii) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for Environmental Liabilities unless and until the sum of (i) the aggregate amount of all Title Defect Amounts for Title Defects covered by Section 3.4(d)(i) that satisfy the Property Defect Threshold, plus (ii) the aggregate amount of all Environmental Liabilities covered by Section 4.4(a) that satisfy the Property Defect Threshold, exceeds the Defect Deductible, after which point Purchaser shall be entitled to adjustments to the Purchase Price or other available remedies under this Section 4.4 with respect to Environmental Liabilities in excess of such Defect Deductible, subject to Seller’s elections under this Section 4.4 and the last sentence of this Section 4.4.  The Allocated Value of any Property (or affected portion thereof) retained by Seller in accordance with Section 4.4(b) may not be used in meeting the Defect Deductible.

Section 4.5 Limitations.

Notwithstanding anything to the contrary in this Agreement, except for the indemnity provided under Section 11.2(c) as it relates to breaches of the representation in Section 5.15, this Article 4 is intended to be the sole and exclusive remedy that Purchaser Indemnitees shall have against Seller Indemnitees with respect to any matter or circumstance relating to Environmental Laws, the release of materials into the environment or protection of the environment or health.  Except to the limited extent necessary to enforce the terms of this Article 4 and the indemnity provided under Section 11.2(c) as it relates to breaches of the representation in Section 5.15, Purchaser (on behalf of itself, each of the other Purchaser Indemnitees and their respective insurers and successors in interest) hereby releases and discharges any and all claims and remedies at Law or in equity, known or unknown, whether now existing or arising in the future, contingent or otherwise, against the Seller Indemnitees with respect to any matter or circumstance relating to Environmental Laws, Environmental Liabilities, the release or threatened release of materials into the environment or protection of the environment, natural resources, threatened or endangered species, or health EVEN IF SUCH CLAIMS OR DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT, EXCLUDING WILLFUL MISCONDUCT), STRICT LIABILITY OR OTHER LEGAL FAULT OF SELLER INDEMNITEES.  Except as expressly provided in Section 5.15, Purchaser acknowledges that Seller has not made and will not make any representation or warranty regarding any matter or circumstance relating to Environmental Laws, Environmental Liabilities, the release or threatened release of materials into the environment or protection of the environment, natural resources, threatened or endangered species, or health, and that nothing in Article 5 or otherwise shall be construed as such a representation or warranty.

Article 5 REPRESENTATIONS AND WARRANTIES OF SELLER
Section 5.1 Disclaimers.

(a) Except as and to the extent expressly set forth in Article 5 of this Agreement OR in the certificate of Seller to be delivered pursuant to Section 9.2(f), OR FOR THE SPECIAL WARRANTY IN THE CONVEYANCE (subject to Section 7.9), with respect to the Assets and the transactions contemplated hereby (i) SELLER

MAKES NO REPRESENTATIONS OR WARRANTIES, STATUTORY, EXPRESS OR IMPLIED, AND (ii) PURCHASER HAS NOT RELIED UPON, AND SELLER EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR, ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO PURCHASER OR ANY OF ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, OFFICERS, DIRECTORS, MEMBERS, MANAGERS, EQUITY OWNERS, CONSULTANTS, REPRESENTATIVES OR ADVISORS (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO PURCHASER BY ANY EMPLOYEE, AGENT, OFFICER, DIRECTOR, MEMBER, MANAGER, EQUITY OWNER, CONSULTANT, REPRESENTATIVE OR ADVISOR OF SELLER OR ANY OF ITS AFFILIATES).

(b) EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN ARTICLE 5 OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO Section 9.2(f),  OR FOR THE SPECIAL WARRANTY IN THE CONVEYANCE (subject to Section 7.9), WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER EXPRESSLY DISCLAIMS, AND PURCHASER ACKNOWLEDGES AND AGREES THAT IT HAS NOT RELIED UPON, ANY REPRESENTATION OR WARRANTY, STATUTORY, EXPRESS OR IMPLIED, AS TO (i) TITLE TO ANY OF THE ASSETS, (ii) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (iii) THE QUANTITY, QUALITY OR  RECOVERABILITY OF PETROLEUM SUBSTANCES IN OR FROM THE ASSETS, (iv) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (v) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE ASSETS, (vi) ANY ESTIMATES OF OPERATING COSTS AND CAPITAL REQUIREMENTS FOR ANY WELL, OPERATION, OR PROJECT, (vii) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (viii) THE CONTENT, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY THIRD PARTIES, (ix) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, OFFICERS, DIRECTORS, MEMBERS, MANAGERS, EQUITY OWNERS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, STATUTORY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT PURCHASER HAS INSPECTED, OR WAIVED PURCHASER’S RIGHT TO INSPECT, THE ASSETS FOR ALL PURPOSES AND SATISFIED ITSELF AS TO THEIR PHYSICAL AND ENVIRONMENTAL

CONDITION, BOTH SURFACE AND SUBSURFACE, INCLUDING BUT NOT LIMITED TO CONDITIONS SPECIFICALLY RELATED TO THE PRESENCE, RELEASE OR DISPOSAL OF HAZARDOUS SUBSTANCES, SOLID WASTES OR NORM, AND THAT PURCHASER SHALL BE DEEMED TO BE OBTAINING THE ASSETS, INCLUDING THE EQUIPMENT, IN ITS PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS AND DEFECTS, AND THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE, OR (ix) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT OR TRADEMARK INFRINGEMENT.

(c) Any representation “to the knowledge of Seller” or “to Seller’s knowledge” is limited to matters within the actual knowledge of the persons set forth on Exhibit C.  Exhibit C further identifies all offices or employment positions of said persons with the Seller, or Affiliates of Seller, and the periods of time such offices and employment positions were held.  “Actual knowledge” for purposes of this Agreement means information actually personally known.

(d) Inclusion of a matter on a Schedule to a representation or warranty which addresses matters having a Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Material Adverse Effect.  Matters may be disclosed on a Schedule to this Agreement for purposes of information only.  Matters disclosed in each Schedule shall qualify the representation and warranty in which such Schedule is referenced and any other representation and warranty to which the matters disclosed reasonably relate.

(e) From time to time prior to the Closing Date, Seller may supplement or amend the Schedules hereto, to correct any matter that would otherwise constitute a breach of any representation or warranty of Seller contained herein (each a “Schedule Supplement”), and each such Schedule Supplement shall be deemed to be incorporated into and supplement and amend the Schedules as of the Closing Date; provided, however, that any such Schedule Supplement shall be disregarded for purposes of, and shall not affect Purchaser’s conditions to Closing set forth in Section 8.2, Purchaser’s Assumed Obligations, and Purchaser’s indemnities in Section 11.2(b).

(f) Subject to the foregoing provisions of this Section 5.1, and the other terms and conditions of this Agreement, Seller, as to its individual interest only, represents and warrants to Purchaser the matters set out in Sections 5.2 through Section 5.16 as of the date of this Agreement.

Section 5.2 Existence and Qualification.

Seller is duly organized, validly existing and in good standing under the Laws of the state of its formation and is duly qualified to do business in the jurisdictions where the Assets are located, except where the failure to so qualify would not have a Material Adverse Effect.

Section 5.3 Power.

Seller has the requisite power to enter into and perform this Agreement and consummate the transactions contemplated by this Agreement.

Section 5.4 Authorization and Enforceability.

The execution, delivery and performance of this Agreement, and the performance of the transactions contemplated hereby, have been duly and validly authorized by all necessary action on the part of Seller.  This Agreement has been duly executed and delivered by Seller (and all documents required hereunder to be executed and delivered by Seller at Closing will be duly executed and delivered by Seller) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

Section 5.5 No Conflicts.

The execution, delivery and performance of this Agreement by Seller, and the transactions contemplated by this Agreement, will not (i) violate any provision of the governing documents of Seller, (ii) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance, or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any promissory note, bond, mortgage, indenture, loan or similar financing instrument to which Seller is a party and which affects the Assets, (iii) violate any judgment, order, ruling, or decree applicable to Seller as a party in interest or (iv) violate any Laws applicable to Seller or any of the Assets (except for rights to consent by, required notices to, and filings with or other actions by Governmental Bodies where the same are not required prior to the assignment of oil and gas interests), except any matters described in clauses (ii), (iii) or (iv) above which would not have, individually or in the aggregate, a Material Adverse Effect.

Section 5.6 Liability for Brokers’ Fees.

Purchaser shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Seller, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 5.7 Litigation.

Except as disclosed on Schedule 5.7, there are no actions, suits or proceedings pending for which Seller has received written notice, or to Seller’s knowledge threatened in writing, before any Governmental Body or arbitrator to which the Assets are subject except for any such actions, suits or proceedings which would not have, individually or in the aggregate, a Material Adverse Effect.

Section 5.8 Taxes and Assessments.

Except as set forth on Schedule 5.8, Seller warrants and represents (a) all material reports, returns, statements (including estimated reports, returns or statements), and other similar filings with respect to Taxes (the “Tax Returns”) relating to the ownership or operation of the Assets required to be filed by Seller have been timely filed (taking into account all applicable extensions) with the appropriate Governmental Body in all jurisdictions in which such Tax Returns are required to be filed; (b) such Tax Returns are true and correct in all material respects, and all material Taxes reported and due on such Tax Returns have been paid;  (c) there is not currently in effect any extension or waiver of any statute of limitations regarding the assessment or collection of any Tax with respect to the Assets, which period has not yet expired; (d) there are no administrative proceedings or lawsuits pending with respect to the Assets by any taxing authority for which Seller has received written notice; and (e) none of the Assets is held in an arrangement that is treated as a partnership for Tax purposes.

Notwithstanding anything in this Agreement to the contrary, this Section 5.8 contains the exclusive representations and warranties with respect to Tax matters, and no other Section in this Article 5 shall apply to Tax matters.

Section 5.9 Outstanding Capital Commitments.

As of the date of this Agreement, there is no individual outstanding authority for expenditure which is binding on the Assets, the value of which Seller reasonably anticipates exceeds Fifty Thousand Dollars ($50,000.00) chargeable to Seller’s interests participating in the operation covered by such authority for expenditure after the Effective Time, other than those shown on Schedule 5.9 hereto.

Section 5.10 Compliance with Laws.

Except as disclosed on Schedule 5.10, to the knowledge of Seller, the Assets are and the operation of the Assets has been and currently is, in substantial compliance with the provisions and requirements of all Laws (excluding Environmental Laws, which are addressed in Section 5.15) of all Governmental Bodies having jurisdiction with respect to the Assets, or the ownership, operation, development, maintenance, or use of any thereof.

Section 5.11 Contracts.

Seller is not and, to Seller’s knowledge, no other party is, in default under any Contract except as disclosed on Schedule 5.11(a) and except such defaults as would not, individually or in the aggregate, have a Material Adverse Effect.  Schedule 5.11(b) sets forth all of the following Contracts included in the Assets or to which any of the Assets will be bound as of the Closing:  (i) any agreement with any Affiliate; (ii) any agreement or contract for the sale, exchange, or other disposition of Hydrocarbons produced from or attributable to Seller’s interest in the Assets that is not cancelable without penalty or other material payment on not more than ninety (90) days prior written notice; (iii) any agreement of or binding upon Seller to sell, lease, farmout, or otherwise dispose of any interest in any of the Assets after the Effective Time, other than conventional rights of reassignment arising in connection with Seller’s surrender or release of any of the Assets and

(iv) joint operating agreements, area of mutual interest agreements and farmout and farmin agreements.

Section 5.12 Payments for Production.

Except as set forth on Schedule 5.12, Seller is not obligated under any contract or agreement containing a take-or-pay, advance payment, prepayment, or similar provision, or under any gathering, transmission, or any other contract or agreement with respect to any of the Assets to sell, gather, deliver, process, or transport any Hydrocarbons without then or thereafter receiving full payment therefor.  To Seller’s knowledge, all royalties and in-lieu royalties with respect to the Assets which accrued or are attributable to the period prior to the Effective Time have been properly and fully paid, or are included within the Suspended Proceeds.

Section 5.13 Governmental Authorizations.

Except as disclosed on Schedule 5.13, to the knowledge of Seller, Seller has obtained and is maintaining all federal, state and local governmental licenses, permits, franchises, orders, exemptions, variances, waivers, authorizations, certificates, consents, rights, privileges and applications therefor (the “Governmental Authorizations”) that are presently necessary or required for the operation of the Seller Operated Assets as currently operated (excluding those required under Environmental Laws), the loss of which would have, individually or in the aggregate, a Material Adverse Effect.

Section 5.14 Consents and Preferential Purchase Rights.

None of the Leases, Units or Wells, or any portion thereof, is subject to any (i) preferential rights to purchase, (ii) restrictions on assignment or required third-party consents to assignment that if not obtained in connection with an assignment to Purchaser would result in a termination of Seller’s title to such Asset or (iii) to the best of Seller’s knowledge, other third-party consents to assignment, which are applicable to the transactions contemplated by this Agreement, except for (x) consents and approvals by Governmental Bodies of assignments that are customarily obtained after Closing, (y) preferential rights, consents and restrictions contained in easements, rights-of-way, Surface Contracts or equipment leases and (z) preferential rights, consents and restrictions as are set forth on Schedule 5.14.

Section 5.15 Environmental Laws.

Except as disclosed on Schedule 5.15, to Seller’s knowledge the Properties and the operation thereof are in compliance with applicable Environmental Laws, except for incidents of noncompliance that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  Notwithstanding anything to the contrary in this Section 5.15 or elsewhere in this Agreement, Seller makes no, and disclaims any, representation or warranty, express or implied, with respect to the presence or absence of NORM, asbestos, mercury, drilling fluids and chemicals, and produced waters and Hydrocarbons in or on the Properties or Equipment.  The representation and warranty in this Section 5.15 constitutes the only representation and warranty with respect to Environmental Laws or Environmental Liabilities and no other representation or warranty appearing in this Agreement shall be construed to cover Environmental Laws or Environmental Liabilities.

Section 5.16 Bankruptcy.

There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to Seller’s knowledge, threatened against Seller.

Section 5.17 Imbalances.

To Seller’s knowledge, Schedule 5.17 accurately sets forth in all material respects all of Seller’s Imbalances as of the respective dates set forth therein, arising with respect to the Assets.

Section 5.18 Oil and Gas Operations.

To Seller’s knowledge, all Wells have been drilled, completed, operated and produced in accordance with generally accepted oil and gas field practices in compliance in all material respects with applicable leases, pooling and unit agreements, joint operating agreements and Laws.

Section 5.19 Non-Consent Operations.

To Seller’s knowledge, no operations are being conducted or have been conducted with respect to the Assets as to which Seller has elected to be a nonconsenting party under the terms of the applicable operating agreement and with respect to which Seller has not yet recovered its full participation.

Section 5.20 Sufficiency of Assets.

Subject to Section 3.4(c), the Assets include in all material respects the equipment, materials and similar property necessary for the continued operation, following the Closing, of the Seller’s business as conducted as of the date hereof with respect to the Assets.

Article 6 REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller the following:

Section 6.1 Existence and Qualification.

Purchaser is a limited partnership organized, validly existing and in good standing under the Laws of the state of Delaware; and Purchaser is duly qualified to do business as a foreign limited partnership in every jurisdiction in which it is required to qualify in order to conduct its business except where the failure to so qualify would not have a material adverse effect on Purchaser or its properties; and Purchaser is or will be duly qualified to do business as a foreign limited liability company in the respective jurisdictions where the Assets to be transferred to it are located.

Section 6.2 Power.

Purchaser has the requisite power to enter into and perform this Agreement and consummate the transactions contemplated by this Agreement.

Section 6.3 Authorization and Enforceability.

The execution, delivery and performance of this Agreement, and the performance of the transactions contemplated hereby, have been duly and validly authorized by all necessary action on the part of Purchaser.  This Agreement has been duly executed and delivered by Purchaser (and all documents required hereunder to be executed and delivered by Purchaser at Closing will be duly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

Section 6.4 No Conflicts.

The execution, delivery and performance of this Agreement by Purchaser, and the transactions contemplated by this Agreement will not (i) violate any provision of the limited liability company agreement, bylaws, limited partnership agreement or other governing or charter documents of Purchaser, (ii) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance, or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any promissory note, bond, mortgage, indenture, loan or similar financing instrument to which Purchaser is a party or which affects Purchaser’s assets, (iii) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest or (iv) violate any Laws applicable to Purchaser or any of its assets, except any matters described in clauses (ii), (iii) or (iv) above which would not have a material adverse effect on Purchaser.

Section 6.5 Liability for Brokers’ Fees.

Seller shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Purchaser, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 6.6 Litigation.

As of the date of the execution of this Agreement, there are no actions, suits or proceedings pending, or to Purchaser’s knowledge, threatened in writing before any Governmental Body against Purchaser or any subsidiary of Purchaser which are reasonably likely to impair materially Purchaser’s ability to perform its obligations under this Agreement.

Section 6.7 Financing.

Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds (in United States dollars) to enable it to pay the Closing Payment to Seller at the Closing.

Section 6.8 Independent Investigation.

Purchaser (a) is sophisticated in the evaluation, purchase, ownership and operation of oil and gas properties and related facilities and is aware of the risks associated with the purchase, ownership and operation of such properties and facilities, (b) is capable of evaluating, and hereby acknowledges that it has so evaluated, the merits and risks of the Assets, ownership and operation thereof and its obligations hereunder, and (c) is able to bear the economic risks associated with the Assets, ownership and operation thereof and its obligations hereunder.  In making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser (i) has relied or shall rely solely on its own independent investigation and evaluation of the Assets and the advice of its own legal, Tax, economic, environmental, engineering, geological and geophysical advisors and acknowledges and agrees that (A) it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made at any time by any Seller or any of its or their directors, officers, shareholders, employees, Affiliates, controlling persons, agents, advisors or representatives or any other Person, whether or not any such representations, warranties or statements were made in writing or orally, (B) no Seller nor any of its or their respective directors, officers, shareholders, employees, Affiliates, controlling persons, agents, advisors or representatives or any other Person makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Purchaser or its directors, officers, employees, Affiliates, controlling persons, agents or representatives, including any information, document or material provided or made available, or statements made or provided to any Seller (including its directors, officers, employees, Affiliates, controlling persons, agents or representatives) in connection with the transactions contemplated by this Agreement, including without limitation, any such information contained in or provided in “data rooms”, management presentations or supplemental due diligence information provided by a Seller or discussions or access to management of a Seller; and (C) the information referred to in (B) above may include certain projections, estimates and other forecasts and plans and that there are uncertainties inherent in attempting to make such projections, estimates and other forecasts and plans and Purchaser is familiar with such uncertainties and takes full responsibility for making its own evaluation of the adequacy and accuracy of all such projections, estimates and other forecasts and plans and any use or reliance by Purchaser on such information referred to in (B) above is (or the projections, estimates and other forecasts and plans that may be contained therein) at Purchaser’s sole risk; (ii) has satisfied or shall satisfy itself through its own due diligence as to the environmental and physical condition of and contractual arrangements and other matters affecting the Assets; and (iii) agrees to the fullest extent permitted by Law that no Seller nor any of its or their directors, officers, employees, Affiliates, controlling persons, agents or representatives shall have any liability or responsibility whatsoever to Purchaser or its directors, officers, employees, Affiliates, controlling persons, agents or representatives on any basis (including in contract or tort, under Federal or state securities laws or otherwise) resulting from the distribution to Purchaser or Purchaser’s use of any of the information referred to in clause (i)(B) above.  Purchaser acknowledges and affirms as of the Closing Date that (i) it has made all such reviews and inspections of the Assets as it has deemed necessary or appropriate and (ii) except for the express representations, warranties, covenants and remedies provided in this Agreement, it is acquiring the Assets on an as-is, where-is basis with all faults, and has not relied upon any other representations, warranties, covenants or statements of Seller in entering into this Agreement.

Section 6.9 Bankruptcy.

There are no bankruptcy, reorganization or receivership proceedings pending against, being contemplated by, or, to Purchaser’s knowledge, threatened against Purchaser.

Section 6.10 Qualification.

Purchaser, or its designee Affiliate operator, shall be, at Closing, and thereafter, for so long as Purchaser shall own the Assets, shall continue to be, qualified to own and assume operatorship of federal and state oil, gas and mineral leases in all jurisdictions where the Assets to be transferred to it are located, and the consummation of the transactions contemplated in this Agreement will not cause Purchaser and its designee operator to be disqualified as such an owner or operator.  To the extent required by applicable Law, as of the Closing, Purchaser or its designee Affiliate operator currently has, and will continue to maintain, lease bonds, area-wide bonds or any other surety bonds as may be required by, and in accordance with, such state or federal regulations governing the ownership and operation of such leases.

Section 6.11 Consents.

Except for consents and approvals for the assignment of the Assets to Purchaser that are customarily and lawfully obtained after the assignment of properties similar to the Assets, there are no consents, approvals or other restrictions on assignment applicable to Purchaser that Purchaser is obligated to obtain or furnish, including requirements for consents from third parties to any assignment (in each case), that would be applicable in connection with the consummation of the transactions contemplated by this Agreement and perform and observe the covenants and obligations of Purchaser.

Article 7 COVENANTS OF THE PARTIES
Section 7.1 Access.

Between the date of execution of this Agreement and continuing until the Closing Date, Seller will give Purchaser and its representatives access to Seller’s offices and the Records, including the right to copy, at Purchaser’s expense, the Records in Seller’s possession, for the sole purpose of conducting an investigation of the Assets, but only to the extent that Seller may do so without violating any applicable Law or obligations to any third Person and to the extent that Seller has authority to grant such access without breaching any restriction binding on Seller.  Such access by Purchaser shall be subject to applicable limitations in Section 4.1 and shall be limited to Seller’s normal business hours, and any weekends and after hours requested by Purchaser that can be reasonably accommodated by Seller, and Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operation of the Assets.  All information obtained by and access granted to Purchaser and its representatives under this Section shall be subject to the terms of Section 7.6 and the terms of the Confidentiality Agreement.

Section 7.2 Government Reviews.

Each Party shall in a timely manner (a) make all required filings, if any, with and prepare applications to and conduct negotiations with, each Governmental Body as to which such filings, applications or negotiations are necessary or appropriate for such Party to consummate the transactions contemplated hereby, and (b) provide such information as the other Party may reasonably request to make such filings, prepare such applications and conduct such negotiations.  Each Party shall cooperate with and use all commercially reasonable efforts to assist the other with respect to such filings, applications and negotiations.

Section 7.3 Notification of Breaches.

Until the Closing,

(a) Purchaser shall notify Seller promptly after Purchaser obtains actual knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect or (ii) any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect.

(b) Seller shall notify Purchaser promptly after Seller obtains actual knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in a material respect.

If any of Purchaser’s or Seller’s representations or warranties is untrue or shall become untrue in any material respect between the date of execution of this Agreement and the Closing Date, or if any of Purchaser’s or Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date (other than on a specified date) shall not have been so performed or observed in any material respect, but if such breach of representation, warranty, covenant or agreement shall (if curable) be cured by the Closing (or, if the Closing does not occur, by the date set forth in Section 10.1), then such breach shall be considered not to have occurred for all purposes of this Agreement.

Section 7.4 Operatorship.

Seller will assist Purchaser in its efforts to have Purchaser or its Affiliate designee succeed Seller as operator of any Wells included in the Seller Operated Assets.  Seller makes no representation and does not warrant or guarantee that Purchaser or its Affiliate designee will succeed in being appointed successor operator.  Purchaser shall promptly, following Closing (or earlier to the extent provided under Section 12.7), file and diligently pursue until receipt of any acknowledgement, consent or confirmation by applicable agencies all appropriate or required forms, applications, permit transfers, declarations, guarantees, or bonds or other financial support with federal and state agencies relative to its assumption, or the assumption by its Affiliate designee, of operatorship.  For all Seller Operated Assets, with respect to which Purchaser, or its Affiliate designee, receives the necessary Governmental Body approvals to succeed Seller as operator, Seller shall execute and deliver to Purchaser, on forms, prepared by Seller and acceptable to Purchaser, and Purchaser shall promptly file, or cause to be filed, the applicable forms transferring operatorship of such Seller Operated Assets to Purchaser, or its Affiliate designee.

Section 7.5 Operation of Business.

Except as set forth on Schedule 7.5, as may be required to deal with an emergency, or for expenditures or operations set forth on Schedule 5.9, and except as otherwise consented to in writing by Purchaser, which consent shall not be unreasonably withheld or delayed, until the Closing, Seller (i) will operate the Seller Operated Assets in the ordinary course consistent with past practices, (ii) will not commit to any single operation, or series of related operations, reasonably anticipated by Seller to require future capital expenditures by the owner of the Assets in excess of Fifty Thousand Dollars ($50,000.00) (net to Seller’s interest) or make any capital expenditures related to the Assets in excess of Fifty Thousand Dollars ($50,000.00) (net to Seller’s interest), (iii) will not terminate, materially amend, execute or extend any material agreements affecting the Assets, (iv) will maintain its current insurance coverage on the Assets, if any, presently furnished by nonaffiliated third Persons in the amounts and of the types presently in force, (v) will use commercially reasonable efforts to maintain in full force and effect all Leases, (vi) will maintain all material Governmental Authorizations necessary for the ownership or operation of the Assets as currently operated, (vii) will not transfer, farmout, sell, hypothecate, encumber or otherwise dispose of any material Assets except for sales and dispositions of Hydrocarbon production and Equipment made in the ordinary course of business consistent with past practices and (viii) will not commit to do any act prohibited by the foregoing clauses (i)-(viii).  Purchaser’s approval of any action restricted by this Section 7.5 shall be considered granted within five (5) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s written notice) of Seller’s notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary during that period.  In the event of an emergency, Seller may take such action as a prudent operator would take and shall notify Purchaser of such action promptly thereafter.

Notwithstanding anything to the contrary in this Agreement, Seller shall have no liability to Purchaser for the incorrect payment of delay rentals, royalties, overriding royalties, shut-in payment payments or similar payments made during the Adjustment Period or for failure to make such payments through mistake or oversight during the Adjustment Period (including Seller’s negligence or other fault), except that, to the extent such incorrect payment causes Seller to have less than Defensible Title to a Property prior to Closing, Purchaser may, until the Title Claim Date, assert a Title Defect under Section 3.4(a) with respect to such matter.

Notwithstanding anything to the contrary contained in this Agreement, with respect to any Asset for which Seller is not the operator, Seller shall not be deemed to have breached or otherwise violated any of its covenants or agreements contained in this Agreement that are applicable to any such Assets so long as Seller exercise reasonable commercial efforts to cause any third-party operator of such Assets to comply with such covenant or agreement.

Purchaser acknowledges that Seller may own an undivided interest in certain of the Assets and Purchaser agrees that the acts or omissions of the other working interest owners who are not affiliated with Seller shall not constitute a violation of the provisions of this Article 7 nor shall any action required by a vote of working interest owners constitute such a violation so long as Seller has voted its interest in a manner consistent with the provisions of this Article 7.

Section 7.6 Indemnity Regarding Access.

Purchaser, on behalf of itself and the Purchaser Indemnitees, hereby releases and agrees to indemnify, defend and hold harmless all Seller Indemnitees and the other owners of interests in the leases and wells described on Exhibit A or Exhibit A-1 from and against any and all claims, liabilities, losses, costs and expenses (including court costs, expert fees and reasonable attorneys’ fees), including claims, liabilities, losses, costs and expenses attributable to personal injuries, death, or property damage, arising out of or relating to access to the Assets by the Purchaser Indemnitees, the Records and other related activities or information prior to the Closing by Purchaser Indemnitees, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON EXCLUDING, HOWEVER, ANY CLAIMS, LIABILITIES, LOSSES, COSTS OR EXPENSES CAUSED BY THE WILLFUL MISCONDUCT OF ANY INDEMNIFIED PERSON.

Section 7.7 Other Preferential Rights.

Should a third party fail to exercise its preferential right to purchase as to any portion of the Assets prior to Closing and the time for exercise or waiver has not yet expired, subject to the remaining provisions of this Section 7.7, such Assets shall be included in the transaction at Closing, such preferential right to purchase shall be a Permitted Encumbrance hereunder, and the following procedures shall be applicable.  If one or more of the holders of any such preferential right to purchase notifies Seller subsequent to the Closing that it intends to assert its preferential purchase right, Seller shall give notice thereof to Purchaser, whereupon Purchaser shall satisfy all such preferential purchaser right obligations of Seller to such holders and shall indemnify and hold harmless all Seller Indemnitees from and against any and all claims, liabilities, losses, damages, costs and expenses (including court costs, expert fees and reasonable attorney’s fees) in connection therewith, and Purchaser shall be entitled to receive (and Seller hereby assigns to Purchaser all of Seller’s rights to) all proceeds, received from such holders in connection with such preferential rights to purchase.

Prior to Closing, should any third Person bring any suit, action or other proceeding seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby in connection with a claim to enforce preferential rights, the Assets  or portion thereof subject to such suit, action or other proceeding shall be excluded from the Assets transferred at Closing and the Purchase Price shall be reduced by the Allocated Value of such excluded Assets or portions thereof.  Promptly after the suit, action or other proceeding is dismissed or settled or a judgment is rendered in favor of Seller, as applicable, Seller shall sell to Purchaser, and Purchaser shall purchase from Seller, all such Assets or portions thereof not being sold to the third Person for a purchase price equal to the Allocated Value of such Assets or portions thereof, adjusted as provided in Section 2.2;  provided Seller shall have no obligation of sale under this paragraph if the applicable dismissal, settlement or judgment does not occur on or before one hundred and eighty (180) days following the date Closing occurs; provided further Purchaser shall have no obligation to purchase under this paragraph if the applicable dismissal, settlement or judgment does not occur on or before one hundred and eighty (180) days following the date Closing occurs.

Section 7.8 Tax Matters.

(a) Subject to the provisions of Section 12.3, Seller shall be responsible for all Taxes related to the ownership or operation of the Assets that are attributable to any taxable period, or portion thereof, that ends at or prior to the Effective Time.  Purchaser shall be responsible for all other Taxes related to the ownership or operation of the Assets.  Regardless of which Party is responsible for Taxes pursuant to the preceding sentences of this Section 7.8(a), Seller shall handle payment to the appropriate Governmental Body of all Taxes related to the ownership or operation of the Assets which are required to be paid prior to Closing (and shall file all Tax Returns with respect to such Taxes); provided, that to the extent such Taxes relate to the periods from and after the Effective Time, as determined pursuant to Section 1.4(c), such payment shall be on behalf of Purchaser, and promptly following the Closing Date, following Seller’s request, Purchaser shall pay to Seller any such Taxes (but only to the extent that such amounts have not already been accounted for under Section 2.2). Purchaser shall handle payment to the appropriate Governmental Body of all Taxes related to the ownership or operation of the Assets which are required to be paid after Closing (and shall file all Tax Returns with respect to such Taxes); provided, that in the event that Seller is required by applicable Law to file a Tax Return with respect to such Taxes after the Closing Date which includes all or a portion of a Tax period for which Purchaser is liable for such Taxes, following Seller’s request, Purchaser shall promptly pay to Seller all such Taxes allocable to the period or portion thereof beginning at or after the Effective Time (but only to the extent that such amounts have not already been accounted for under Section 2.2).  Notwithstanding the foregoing, this Section 7.8(a) shall not apply to income, franchise, corporate, business and occupation, business license and similar Taxes (including Taxes based on net profits, margin, revenues, gross receipts or similar measure), and Tax Returns therefor, which shall be borne, paid and filed by the Party responsible for such Taxes under applicable Law.  If requested by Purchaser, Seller will assist Purchaser with preparation of all ad valorem and property Tax Returns due on or before thirty (30) days after Closing (including any extensions requested).  Seller shall deliver to Purchaser within thirty (30) days of filing copies of all Tax Returns filed by Seller after the Closing Date relating to the Assets and any supporting documentation provided by Seller to Governmental Bodies.

(b) If Seller or Purchaser (or an Affiliate of Seller or Purchaser) receives a refund of any Taxes (whether by payment, credit offset or otherwise, with any interest thereon) covered by Section 7.8(a) that are paid by and required to be borne by the other Party, the Party that received (or whose Affiliate that received) such refund shall promptly (but no later than thirty (30) days after receipt) remit payment to such other Party of an amount equal to the refund amount, with any interest thereon, including all relevant documentation.  Each Party shall cooperate with the other and its Affiliates in order to take all reasonably necessary steps to claim any refund to which it is entitled.  Purchaser agrees to notify Seller within ten (10) days following the discovery of a right to claim any refund to which Seller is entitled and upon receipt of any such refund.

(c) Except to the extent required by applicable Laws, Purchaser shall not and shall not permit its Affiliates to amend any Tax Return with respect to Taxes for which Seller is liable under this Section 7.8 or for which Seller may be liable to indemnify Purchaser under Section 11.2.  Any Tax Return prepared by Purchaser for a taxable period, or portion thereof, beginning before the Effective Time shall be prepared in accordance with Seller’s prior practice and shall not be filed without Seller’s written consent (not to be unreasonably withheld, conditioned or delayed) after providing Seller a copy thereof reasonably in advance of the due date for filing such Tax Returns.  In the event that Seller is required by applicable Law to file any Tax Return with respect to Taxes for which Purchaser is responsible hereunder, Seller shall prepare and timely file such Tax Return but shall not file such Tax Return without Purchaser’s written consent (not to be unreasonably withheld, conditioned or delayed) after providing Purchaser a copy thereof reasonably in advance of the due date for filing such Tax Return.  If Seller or Purchaser disputes any item on a Tax Return described in this Section 7.8(c), it shall notify the other Party of such disputed item (or items) and the basis for its objection. The Parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Tax Return is required to be filed. Purchaser and Seller shall each provide the other with all information reasonably necessary to prepare any Tax Return described in this Section 7.8(c).

(d) After the Closing, Purchaser or Seller, as applicable, shall notify the other Party in writing within fifteen (15) days of the receipt of the notice of any proposed assessment or commencement of any Tax audit or administrative or judicial proceeding and of any Tax demand or claim on Purchaser or any of its Affiliates or Seller or any of its Affiliates that, if determined adversely to the taxpayer or after the lapse of time, could reasonably be grounds for indemnification by Seller or would be reasonably likely to materially increase the Tax liability of Purchaser or any of its Affiliates; provided, that failure to timely provide such notice shall not affect the right of Purchaser’s indemnification hereunder, except to the extent Seller is prejudiced by such delay or omission.  Such notice shall contain factual information describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Governmental Body in respect of any such asserted Tax liability. Seller shall control any proceeding with respect to any Taxes or Tax Returns relating to or with respect to any Asset (“Tax Audit”) for any item relating to a Tax for which Seller is reasonably likely to be responsible, in whole or in part, pursuant to Section 7.8(a) or for which Seller may be liable to indemnify Purchaser under Section 11.2. Neither Purchaser nor Seller shall settle any such Tax Audit in a way that would adversely affect the other Party without the other Party’s written consent, which consent the other Party shall not unreasonably withhold, delay or condition.  Purchaser and Seller shall each provide the other with all information reasonably necessary to conduct a Tax Audit with respect to Taxes or the transactions contemplated by this Agreement.

(e) If, prior to Closing, Seller has paid on behalf of other working interest owners, royalty interest owners, overriding royalty interest owners and other interest owners in the Assets, ad valorem, property, severance, production and similar Taxes imposed on the ownership of the Assets or the production of Hydrocarbons produced from such Assets for Tax periods or portions thereof after the Effective Time (such amounts, “Post-Effective Time Tax Advances”) and has not recouped such Post-Effective Time Tax Advances before the Closing Date from such working interest owners, royalty interest owners, overriding royalty interest owners and other interest owners in the Assets, Purchaser shall use its commercially reasonable efforts to recoup the Post-Effective Time Tax Advances from such other working interest owners, royalty interest owners, overriding royalty interest owners and other interest owners in such Assets and shall promptly remit any such recovered Post-Effective Time Tax Advance amounts to Seller.

Section 7.9 Special Warranty of Title.

(a) The Conveyance shall contain a covenant of Seller to warrant Defensible Title to the Properties after Closing from and against the lawful claims of third Persons arising by, through or under Seller, but not otherwise, that are not reflected or referred to of record in the counties where the lands covered by the Leases and Units are located or in the materials made available to Purchaser prior to the Title Claim Date (the “Special Warranty”).

(b) Prior to the expiration of the period of time commencing as of the Closing Date and ending at 5:00 P.M. (central time) on the second anniversary thereof (the “Survival Period”), Purchaser shall furnish Seller a Title Defect Notice meeting the requirements of Section 3.4(a) setting forth any and all matters which Purchaser intends to assert as a breach of the Special Warranty (collectively, the “Special Warranty Notices” and, individually, a “Special Warranty Notice”).  Seller shall have a reasonable opportunity, but not the obligation, to cure any breach of the Special Warranty asserted by Purchaser pursuant to this Section 7.9(b).  Purchaser shall reasonably cooperate with any attempt by Seller to cure any such breach.  For all purposes of this Agreement, Purchaser shall be deemed to have waived, and Seller shall have no further liability for, any breach of the Special Warranty that Purchaser fails to assert by a Special Warranty Notice given to Seller before the expiration of the Survival Period.

(c) Recovery by Purchaser for any breach by Seller of the Special Warranty shall be limited to an amount (without any interest accruing thereon) equal to the reduction to the Purchase Price to which Purchaser would have been entitled had Purchaser asserted the defect giving rise to such breach of the Special Warranty as a Title Defect prior to the Title Claim Date pursuant to Section 3.4(a) and taking into account the last sentence of this Section 7.9(c), and in no event shall that recovery exceed the Allocated Value of the affected Property.  Purchaser shall not be entitled to recover any amount for any breach of the Special Warranty to the extent that the Purchase Price is or has been reduced for the same Title Defect pursuant to Section 3.4.

(d) Seller shall have no liability for breach of the Special Warranty for matters for which and to the extent Purchaser had knowledge prior to the Title Claim Date that such matters constituted a Title Defect hereunder and failed to assert the same under this Agreement prior to the Title Claim Date.
Section 7.10 Suspended Proceeds.

Seller shall transfer and remit to Purchaser, in the form of a post-Closing adjustment to the Purchase Price, all monies representing the value or proceeds of production removed or sold from the Properties and held by Seller at the time of the Closing for accounts from which payment has been suspended, such monies, net of applicable rights of set off or recoupment, being hereinafter called “Suspended Proceeds”.  Purchaser shall be solely responsible for the proper distribution of such Suspended Proceeds to the Person or Persons which or who are entitled to receive payment of the same.

Section 7.11 Further Assurances.

After Closing, Seller and Purchaser each agrees to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Party for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

Section 7.12 Contingent Payment.

(a) Reservation of Contingent Payment. Seller RESERVES AND EXCEPTS from the Assets the “Contingent Payment,” which shall mean Seller’s interest in and to the Subject Hydrocarbons and the Subject Wells to the extent of a term and cost-free (bearing no costs of exploration, development, operations, or pre- or post-production costs), dollar-denominated, payment from the proceeds from the sale of any Subject Hydrocarbons produced, saved and sold from any Subject Wells prior to the Termination Date, as and to the extent calculated in accordance with Section 7.12(b) (and to be paid to Seller in accordance with Section 7.12(c)) up to a maximum aggregate amount of Two Million Five Hundred Thousand Dollars ($2,500,000.00), together with a lien on such Subject Hydrocarbons and Subject Wells necessary to secure Purchaser’s (or its Affiliate’s) performance of its obligations with respect to such payments to Seller.

(b) Calculation of Contingent Payment. The Contingent Payment shall be calculated as follows: for each rolling thirty (30) day period prior to October 1, 2017 and up to and prior to the Termination Date (each such rolling thirty (30) day period, a “Determination Period”), if the Average Henry Hub Determination Price for such Determination Period is greater than $3.10, then the Contingent Payment owed to Seller with respect to such Determination Period shall be (without duplication of any prior Contingent Payments received by Seller) an amount in Dollars equal to the product of:

(i) the aggregate number of all Mcfe (or fractions thereof) which comprise the sales of the Subject Hydrocarbons during such Determination Period, multiplied by:
(ii) the positive difference expressed in Dollars between (x) the Average Henry Hub Determination Price during such Determination Period, minus (y) $3.10

(provided that if (x) minus (y) for such Determination Period exceeds $0.25, then (x) minus (y) shall be deemed to be $0.25 for such Determination Period for purposes of this Section 7.12(b)(ii)).

(c) Payment to Seller. Any Contingent Payment shall be due to Seller on the fifth Business Day following the first calendar day of any calendar quarter, in each case with respect to all Contingent Payments for all Determination Periods falling within the immediately preceding calendar quarter. Such Contingent Payments amounts shall be paid to Seller in immediately available funds by wire transfer, to any account that Seller directs.

(d) Attendant Rights. Purchaser (or its Affiliates or successor or assigns) shall periodically, upon reasonable request from Seller, provide to Seller audit rights with respect to reserve, production, sales, costs and similar information related to operations and production from the Subject Wells and relevant to any calculation to be performed under this Section 7.12.  The rights of Seller under this Section 7.12 shall be covenants running with and burdening the Lands or Units (including units or pools created after the date hereof that incorporate any portion of the Lands).

(e) Contingent Payment Definitions. For the purposes of this Section 7.12:

(i) “Average Henry Hub Determination Price” means, as determined with respect to each rolling thirty (30) day period that is a Determination Period, a number, expressed in Dollars to four decimal places, that is equal to the average of the applicable daily “Dollars per Million Btu” figure reported by the U.S. Energy Information Administration on the natural gas “Spot Prices” chart (which chart may be accessed at the following link: https://www.eia.gov/dnav/ng/hist/rngwhhdd.htm or any successor source of the same information) for all days during such rolling thirty (30) day period that is a Determination Period (i.e., without considering into such averaging calculation any weekend day, holiday or other day during such rolling thirty (30) day period for which the U.S. Energy Information Administration does not generate or report a “Dollars per Million Btu” figure for such day); for the avoidance of doubt, and as an example calculation of the “Average Henry Hub Determination Price” for the hypothetical rolling thirty (30) day period beginning April 3, 2017, and ending May 3, 2017, such “Average Henry Hub Determination Price” for such hypothetical Determination Period equals $3.1091.

(ii) “Mcfe” means the Mcf for any gaseous hydrocarbons plus the Mcf equivalent for any liquid hydrocarbons (using the ratio of six Mcf of gaseous hydrocarbons to one Bbl of crude oil, condensate or other liquid hydrocarbons), expressed as a total heat value volume of natural gas (with the terms “Mcf” and “Bbl’ having their industry-standard meaning when used in such calculations);

(iii) A “Subject Well” means any Well, together with any hydrocarbon well hereafter owned, directly or indirectly, by Seller or any of Affiliates or successors and assigns and located on or attributable to any portion of the Lands or Units (including units or pools created after the date hereof that incorporate any portion of the Lands), in each case as of the time of determination of any Determination Period under this Section 7.12;

(iv) “Subject Hydrocarbons” means all natural gas, casinghead gas and other gaseous hydrocarbons together with crude oil, condensate and other liquid hydrocarbons produced from any Subject Well, to the extent attributable to the right, title and interest of Seller in and to the Lands or Units (including units or pools created after the date hereof that incorporate any portion of the Lands) herein conveyed to Purchaser; and

(v) “Termination Date” means the earlier to occur of, (i) the date on which Seller shall have received and realized from all Contingent Payments the full sum of Two Million Five Hundred Thousand Dollars ($2,500,000.00) through the payment to Seller of all Contingent Payments, and (ii) October 1, 2019 (provided that, if as of October 1, 2019, any Contingent Payment has previously accrued with respect to Determination Periods prior to October 1, 2019, then such accrued Contingent Payment will be due and owing and paid to Seller under the terms of Section 7.12(c) without limitation by the terms of this definition).

Article 8 CONDITIONS TO CLOSING
Section 8.1 Conditions of Seller to Closing.

The obligations of Seller to consummate the transactions contemplated by this Agreement are subject, at the option of Seller, to the satisfaction on or prior to Closing of each of the following conditions:

(a) Representations.  The representations and warranties of Purchaser set forth in Article 6 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not have a Material Adverse Effect (provided, that to the extent such representation or warranty is qualified by its terms by materiality or Material Adverse Effect, such qualification in its terms shall be inapplicable for purposes of this Section and the Material Adverse Effect qualification contained in this Section 8.1 shall apply in lieu thereof);

(b) Performance.  Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c) Pending Litigation.  No suit, action or other proceeding by any Governmental Body seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any Governmental Body;

(d) Deliveries. Purchaser shall have delivered to Seller duly executed counterparts of the Conveyances and the other documents and certificates to be delivered by Purchaser under Section 9.3;

(e) Title Defects, Casualty or Condemnation and Environmental Liabilities.  The aggregate amount of (i) the sum of all reasonable Title Defect Amounts for Title Defects asserted in good faith and in accordance with Section 3.4(a) by Purchaser covered by Section 3.4(d)(i) (excluding unsatisfied consents or preferential rights of purchase treated as Title Defects under Section 3.5), less the sum of all Title Benefit Amounts for actual Title Benefits, as determined under Article 3, plus (ii) the sum of all reasonable adjustments to the Purchase Price for Environmental Liabilities asserted in good faith and in accordance with Section 4.3 by Purchaser covered by Section 4.4(a), plus (iii) the aggregate amount of the Allocated Values of all Properties excluded from the Properties to be conveyed to Purchaser at Closing pursuant to Section 3.6 shall not exceed an amount equal to twenty percent (20%) of the Purchase Price; and

(f) Payment. Purchaser shall be ready, willing and able to pay the Closing Payment.
Section 8.2 Conditions of Purchaser to Closing.

The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject, at the option of Purchaser, to the satisfaction on or prior to Closing of each of the following conditions:

(a) Representations.  The representations and warranties of Seller set forth in Article 5 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not have a Material Adverse Effect (provided, that to the extent such representation or warranty is qualified by its terms by materiality or Material Adverse Effect, such qualification in its terms shall be inapplicable for purposes of this Section and the Material Adverse Effect qualification contained in this Section 8.2 shall apply in lieu thereof);

(b) Performance.  Seller shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c) Pending Litigation.  No suit, action or other proceeding by any Governmental Body seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any Governmental Body;

(d) Deliveries.  Seller shall be ready, willing and able to deliver to Purchaser duly executed counterparts of the Conveyances and the other documents and certificates to be delivered by Seller under Section 9.2; and

(e) Title Defects, Casualty or Condemnation and Environmental Liabilities.  The aggregate amount of (i) the sum of all reasonable Title Defect Amounts for Title Defects asserted in good faith and in accordance with Section 3.4(a) by Purchaser covered by Section 3.4(d)(i), less the sum (excluding unsatisfied consents or preferential rights of purchase treated as Title Defects under Section 3.5), less the sum of all Title Benefit Amounts for actual Title Benefits, as determined under Article 3, plus (ii) the sum of all reasonable adjustments to the Purchase Price for Environmental Liabilities asserted in good faith and in accordance with Section 4.3 by Purchaser covered by Section 4.4(a), plus (iii) the aggregate amount of the Allocated Values of all Properties excluded from the Properties to be conveyed to Purchaser at Closing pursuant to Section 3.6 shall not exceed an amount equal to twenty percent (20%) of the Purchase Price.

Article 9 CLOSING
Section 9.1 Time and Place of Closing.

(a) Consummation of the purchase and sale transaction as contemplated by this Agreement (the “Closing”), shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of Baker Botts L.L.P. at 98 San Jacinto Boulevard, Suite 1500, Austin, Texas 78701-4078, at 9:00 A.M. local time, on (i) August 1, 2017 or (ii) if all conditions in Article 8 to be satisfied prior to Closing have not yet been satisfied or waived on such date, as soon as thereafter as such conditions have been satisfied or waived, subject to the rights of the parties under Article 10.

(b) The date on which the Closing occurs is herein referred to as the “Closing Date.”
Section 9.2 Obligations of Seller at Closing.

At the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall prepare, deliver or cause to be delivered to Purchaser, among other things, the following:

(a) the Conveyance, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by Seller;
(b) the Preliminary Settlement Statement, duly executed by Seller;
(c) to the extent applicable assignments, on appropriate forms, of state and of federal leases comprising portions of the Assets, duly executed by Seller;

(d) to the extent required under any law or Governmental Body, Seller and Purchaser shall deliver federal and state change of operator forms designating Purchaser or its Affiliate designee as the operator of the Properties currently operated by Seller;

(e) letters-in-lieu of division or transfer orders covering the Assets reasonably satisfactory to Seller to reflect the transactions contemplated hereby, duly executed by Seller;

(f) a certificate duly executed by an authorized officer of Seller, dated as of Closing, certifying on behalf of Seller that to the best of its knowledge the conditions set forth in Sections 8.2(a) and 8.2(b) have been fulfilled;  and

(g) an executed statement described in Treasury Regulation §1.1445-2(b)(2) certifying that Seller is not a foreign person within the meaning of the Internal Revenue Code of 1986, as amended.
Section 9.3 Obligations of Purchaser at Closing.

At the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser shall deliver or cause to be delivered to Seller, among other things, the following:

(a) a wire transfer of the Closing Payment in same-day funds;
(b) the Preliminary Settlement Statement, duly executed by Purchaser;
(c) the Conveyance, duly executed by Purchaser;

(d) copies of all bonds, letters of credit and guarantees required to be obtained by Purchaser, or its Affiliate designee, under Section 12.6 or other written evidence that Purchaser, or its Affiliate designee, is not required under Section 12.6 to obtain such items;

(e) letters-in-lieu of division and transfer orders covering the Assets, duly executed by Purchaser; and
(f) a certificate by an authorized officer of Purchaser, dated as of Closing, certifying on behalf of Purchaser that the conditions set forth in Sections 8.1(a) and 8.1(b) have been fulfilled.
Section 9.4 Closing Payment and Post-Closing Purchase Price Adjustments.

(a) Not later than two (2) days prior to the Closing Date, Seller shall prepare and deliver to Purchaser, based upon the best information available to Seller, a preliminary settlement statement estimating the Adjusted Purchase Price after giving effect to all Purchase Price adjustments set forth in Section 2.2 and the Deposit (the “Preliminary Settlement Statement”).  In the event that Purchaser objects to the Preliminary Settlement Statement and Seller and Purchaser cannot come to a resolution with respect to Purchaser’s objection, Seller’s Preliminary Settlement Statement shall be used for the purposes of Closing and the estimate delivered in accordance with this Section 9.4(a) shall constitute the dollar amount to be paid by Purchaser to Seller at the Closing (the “Closing Payment”).

(b) As soon as reasonably practicable after the Closing but not later than ninety (90) days following the Closing Date, Seller shall prepare and deliver to Purchaser a statement setting forth the final calculation of the Adjusted Purchase Price and showing the calculation of each adjustment, based, to the extent possible on actual credits, charges, receipts and other items before and after the Effective Time and taking into account all adjustments provided for in this Agreement.  Seller shall at Purchaser’s request supply reasonable documentation available to support any credit, charge, receipt or other item.  As soon as reasonably practicable but not later than the 30th day following receipt of Seller’s statement hereunder, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes be made to such Statement.  The Parties shall undertake to agree on the final statement of the Adjusted Purchase Price no later than one hundred thirty (130) days after the Closing Date.  In the event that the parties cannot agree on the Adjusted Purchase Price within one hundred thirty (130) days after the Closing, such determination will be automatically referred to an independent expert of the parties choosing with at least ten (10) years of oil and gas accounting experience for arbitration (the “Independent Expert”).  If the Parties are unable to agree upon an Independent Expert, then such Independent Expert shall be selected by any Federal District Court Judge or State District Court Judge in Houston, Texas.  The burden of proof in the determination of the Adjusted Purchase Price shall be upon Purchaser.  The Independent Expert shall conduct the arbitration proceedings in Houston, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section.  The Independent Expert’s determination shall be made within thirty (30) days after submission of the matters in dispute and shall be final and binding on both Parties, without right of appeal.  In determining the proper amount of any adjustment to the Purchase Price, the Independent Expert shall not increase the Purchase Price more than the increase proposed by Seller nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable.  The Independent Expert shall act as an expert for the limited purpose of determining the specific disputed matters submitted by either Party and may not award damages or penalties to either Party with respect to any matter.  Each Party shall each bear its own legal fees and other costs of presenting its case.  Each Party shall bear one-half of the costs and expenses of the Independent Expert.  Within ten (10) days after the date on which the Parties or the Independent Expert, as applicable, finally determines the disputed matters, (i) Purchaser shall pay to Seller the amount by which the Adjusted Purchase Price exceeds the Closing Payment or (ii) Seller shall pay to Purchaser the amount by which the Closing Payment exceeds the Adjusted Purchase Price, as applicable.  Any post-closing payment pursuant to this Section 9.4 shall bear interest from the Closing Date to the date of payment at the Agreed Interest Rate.

(c) All payments made or to be made hereunder to Seller shall be by electronic transfer of immediately available funds to the account of Seller pursuant to the wiring instructions reflected in Schedule 9.4(c) or as separately provided in writing.  All payments made or to be made hereunder to Purchaser shall be by electronic transfer of immediately available funds to a bank and account specified by Purchaser in writing to Seller.

Article 10 TERMINATION
Section 10.1 Termination.

Subject to Section 10.2, this Agreement may be terminated:  (i) at any time prior to Closing by the mutual prior written consent of Seller and Purchaser; (ii) by Seller or Purchaser if Closing has not occurred on or before the day that is sixty (60) days from the date hereof; (iii) by Purchaser if any condition set forth in Section 8.2 has not been satisfied or waived at Closing or (iv) by Seller if any condition set forth in Section 8.1 has not been satisfied or waived at Closing; provided, however, that termination under clauses (ii), (iii) or (iv) shall not be effective until the Party electing to terminate has delivered written notice to the other Party of its election to so terminate.

Section 10.2 Effect of Termination.

If this Agreement is terminated pursuant to Section 10.1, except as set forth in this Section 10.2 and in Section 10.3, this Agreement shall become void and of no further force or effect (except for the provisions of Sections 5.6, 6.5, 7.6, 11.6, 12.2, 12.4 12.5, 12.7, 12.8, 12.9, 12.10 12.11, 12.12, 12.13, 12.14, 12.15, 12.16, 12.17, 12.18, and 12.19 and of the Confidentiality Agreement, all of which shall continue in full force and effect in accordance with their terms) and Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement.  Subject to Section 10.3, the termination of this Agreement under Section 10.1(ii), (iii) or (iv) shall not relieve any Party from liability to the other Party at Law or in equity for any failure to perform or observe in any material respect any of its agreements or covenants contained herein which are to be performed or observed at or prior to Closing.

Section 10.3 Distribution of Deposit Upon Termination.

(a) If this Agreement is terminated by Seller pursuant to Section 10.1(ii) or Section 10.1(iv) and Seller has performed or is ready, willing and able to perform all of its agreements and covenants contained herein which are to be performed or observed at or prior to Closing, and all conditions to Purchaser’s obligation to consummate the transaction contemplated by this Agreement under Section 8.2 have been satisfied or waived by Purchaser, then Seller, as its sole remedy shall retain the Deposit as liquidated damages as Seller's sole and exclusive remedy for any breach or failure to perform by Purchaser under this Agreement, and all other remedies (except those under Section 7.6 and the Confidentiality Agreement, which shall remain in full force and effect) are hereby expressly waived by Seller.  Seller and Purchaser agree upon the Deposit as liquidated damages due to the difficulty and inconvenience of measuring actual damages and the uncertainty thereof, and Seller and Purchaser agree that such amount would be a reasonable estimate of Seller’s loss in the event of any such breach or failure to perform by Purchaser.  Upon such termination, Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement.

(b) If this Agreement is terminated by Purchaser pursuant to Section 10.1(iii) and Purchaser has performed or is ready, willing and able to perform all of its agreements and covenants contained herein which are to be performed or observed at or prior to Closing, then at Purchaser’s option:

(i) upon notice from Purchaser, Seller shall pay the Deposit to Purchaser, and Purchaser shall be entitled to seek money damages from Seller available at Law for Seller’s applicable breach of this Agreement, as Purchaser’s sole and exclusive remedy for any breach or failure to perform by Seller under this Agreement, and all other remedies (except those under the Confidentiality Agreement, which shall remain in full force and effect) are hereby expressly waived by Purchaser, and Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement; or

(ii) in lieu of termination of this Agreement, Purchaser as its sole and exclusive remedy for any breach or failure to perform by Seller under this Agreement, shall be entitled to specific performance of this Agreement, it being specifically agreed that monetary damages will not be sufficient to compensate Purchaser.  If Purchaser elects to seek specific performance of this Agreement pursuant to this Section 10.3(b)(ii), Seller shall retain the Deposit, until a non-appealable final judgment or award on Purchaser’s claim for specific performance is rendered, at which time the Deposit shall be distributed as provided in the judgment or award resolving the specific performance claim or shall be applied as provided in Section 2.4 of this Agreement.

(c) If this Agreement terminates for reasons other than those set forth in Section 10.3(a) or Section 10.3(b), Seller shall pay the Deposit to Purchaser, free of any claims by Seller or any other Person with respect thereto, and each Party shall have no further liability hereunder of any nature whatsoever to the other Party, including any liability for Damages (except for the provisions of Sections 5.6, 6.5, 7.6 and 12.4 and the Confidentiality Agreement which shall continue in full force and effect in accordance with their terms), and Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement.

(d) Purchaser shall not be entitled to receive interest on the Deposit, regardless of whether the Deposit is applied against the Purchase Price or returned to Purchaser pursuant to this Section 10.3.

Article 11 POST-CLOSING OBLIGATIONS; INDEMNIFICATION; LIMITATIONS; DISCLAIMERS AND WAIVERS
Section 11.1 Receipts.

(a) Except as otherwise provided in this Agreement, any production from or attributable to the Assets (and all products and proceeds attributable thereto) and any other income, proceeds, receipts and credits attributable to the Assets which are not reflected in the adjustments to the Purchase Price following the final adjustment pursuant to Section 9.4(b) shall be treated as follows:  (i) all production from or attributable to the Assets (and all products and proceeds attributable thereto) and all other income, proceeds, receipts and credits earned with respect to the Assets to which Purchaser is entitled under Section 1.4 shall be the sole property and entitlement of Purchaser, and, to the extent received by Seller, Seller shall fully disclose, account for and remit the same to Purchaser within ten (10) days, and (ii) all production from or attributable to the Assets (and all products and proceeds attributable thereto) and all other income, proceeds, receipts and credits earned with respect to the Assets to which Seller is entitled under Section 1.4 shall be the sole property and entitlement of Seller and, to the extent received by Purchaser, Purchaser shall fully disclose, account for and remit the same to Seller within ten (10) days.

(b) Notwithstanding any other provisions of this Agreement to the contrary, Seller shall be entitled to retain (and Purchaser shall not be entitled to any decrease to the Purchase Price in respect of) all overhead charges it has collected, billed or which shall be billed later, from non-operating third Person owners relating to the Seller Operated Assets and relating to the period from the Effective Time to the date Seller relinquishes operatorship of the applicable Seller Operated Assets, even if after the date of Closing.

Section 11.2 Assumption and Indemnification.

(a) Without limiting Purchaser’s rights to indemnity under this Article 11, on the Closing Date, Purchaser shall assume and hereby agrees to timely fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) all of the obligations and liabilities of Seller, known or unknown, with respect to the Assets, regardless of whether such obligations or liabilities arose prior to, on or after the Effective Time, including but not limited to (1) obligations to furnish makeup gas according to the terms of applicable gas sales, gathering or transportation contracts, (2) gas balancing obligations and other obligations arising from Imbalances, (3) obligations to pay Property Costs and other costs and expenses attributable to the ownership or operation of the Assets incurred from and after the Effective Time, (4) obligations to pay working interests, royalties, overriding royalties and other interests as to the Suspended Proceeds transferred by Seller to Purchaser, (5) obligations to plug or abandon wells and associated equipment and dismantle structures, and to restore and/or remediate the Assets in accordance with applicable agreements, Leases or Laws (including Environmental Laws), (6) any claims regarding the general method, manner or practice of calculating or making royalty payments (or payments for overriding royalties or similar burdens on production) with respect to the Properties for production occurring from and after the Effective Time, and (7) continuing obligations, not in breach, if any, under any Contracts or other agreements pursuant to which Seller or its Affiliates purchased or acquired Assets prior to the Closing (all of said obligations and liabilities, subject to the exclusions below, herein being referred to as the “Assumed Obligations”); provided, however, that the Assumed Obligations do not include and Purchaser does not assume any obligations or liabilities of Seller to the extent that they are Seller Indemnity Obligations.

(b) Except for Damages for which Seller is required to indemnify Purchaser Indemnitees under Section 11.2(c), at the time an applicable Claim Notice is provided to Seller, Purchaser shall indemnify, defend and hold harmless the Seller Indemnitees from and against all Damages incurred or suffered by the Seller Indemnitees:

(i) caused by, arising out of, resulting from or relating to the Assumed Obligations;
(ii) caused by, arising out of or resulting from Purchaser’s breach of any of Purchaser’s covenants or agreements that survive the Closing;

(iii) caused by, arising out of or resulting from any breach of any representation or warranty made by Purchaser contained in Article 6 of this Agreement or in the certificate delivered by Purchaser at Closing pursuant to Section 9.3(f); or

(iv) caused by, arising out of or resulting from any claims or actions asserted by Persons (including Governmental Bodies) with respect to (1) any condition affecting any Asset that violates or requires remediation under Environmental Law, (2) any operations conducted on such Asset that violate any Environmental Law or (3) any remediation required for an Asset under any Environmental Law regardless of whether known or unknown, or whether attributable to periods of time before, on or after the Effective Time.

EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF SELLER INDEMNITEES OR ANY INDEMNIFIED PERSON.

(c) Seller shall indemnify, defend and hold harmless Purchaser Indemnitees against and from all Damages incurred or suffered by Purchaser Indemnitees to the extent (the “Seller Indemnity Obligations”):

(i) caused by, arising out of or resulting from any breach asserted during the applicable survival period of any of Seller’s covenants or agreements that survive the Closing;
(ii) caused by, arising out of or resulting from any breach asserted during the applicable survival period of any representation or warranty made by

Seller contained in Article 5 of this Agreement or in the certificate delivered by Seller at Closing pursuant to Section 9.2(f);
(iii) caused by, arising out of, resulting from or related to the Excluded Assets; and
(iv) caused by the Seller Retained Liabilities.

(d) Notwithstanding anything to the contrary contained in this Agreement, except for the rights of the Parties under Article 10, Section 7.6 and the Special Warranty in the Conveyance (subject to Section 7.9), this Section 11.2 contains the Parties’ exclusive remedy against each other with respect to breaches of this Agreement, including breaches of the representations and warranties contained in Articles 5 and 6, the covenants and agreements that survive the Closing pursuant to the terms of this Agreement and the affirmations of such representations, warranties, covenants and agreements contained in the certificates delivered by the Parties at Closing pursuant to Sections 9.2(f) or 9.3(f), as applicable.  Except for the remedies contained in this Section 11.2 and for the rights of the Parties under Article 10, Section 7.6 and the Special Warranty in the Conveyance (subject to Section 7.9), Purchaser (on behalf of itself, each of the other Purchaser Indemnitees and their respective insurers and successors in interest) releases, remises and forever discharges the Seller Indemnitees from any and all suits, legal or administrative proceedings, claims, remedies, demands, damages, losses, costs, liabilities, interest, or causes of action whatsoever, in Law or in equity, known or unknown, which such parties might now or subsequently may have, based on, relating to or arising out of this Agreement, Seller’s, Seller’s predecessor’s or their respective co-owner’s ownership, use or operation of the Assets, or the condition, quality, status or nature of the Assets, including rights to contribution under CERCLA, as amended, and under other Environmental Laws, breaches of statutory or implied warranties, nuisance or other tort actions, rights to punitive damages and common law rights of contribution, rights under agreements between Seller and any Persons who are Affiliates of Seller, and rights under insurance maintained by Seller or any Person who is an Affiliate of Seller, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT, BUT EXCLUDING WILLFUL MISCONDUCT), OF ANY RELEASED PERSON.

(e) “Damages”, for purposes of this Agreement, shall mean the amount of any actual liability, loss, cost, diminution in value, expense, claim, demand, notice of violation, investigation by any Governmental Body, administrative proceeding, payment, charge, obligation, fine, penalty, deficiency, award or judgment incurred or suffered by any Indemnified Party arising out of or resulting from the indemnified matter, including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that no Purchaser Indemnitee shall be entitled to indemnification under this Section 11.2 for Damages that constitute (i) loss of profits or other consequential, special or indirect damages suffered by Purchaser, or any punitive damages, or (ii) any liability, loss, cost, expense, claim, award or judgment to the extent resulting from or increased by the actions or omissions of any Purchaser Indemnitee after the Effective Time.

(f) Notwithstanding any other provision of this Agreement or a document to be delivered hereto to the contrary, any claim for indemnity to which a Seller Indemnitee or Purchaser Indemnitee is entitled must be asserted by and through Seller or Purchaser, as applicable.

Section 11.3 Indemnification Actions.

Except as otherwise provided in Section 7.8(d), all claims for indemnification under Section 11.2 shall be asserted and resolved as follows:

(a) For purposes of this Article 11, the term “Indemnifying Party” when used in connection with particular Damages shall mean the Party having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 11, and the term “Indemnified Party” when used in connection with particular Damages shall mean the Person or Persons having the right to be indemnified with respect to such Damages by another Party pursuant to this Article 11, subject to Section 11.2(f).

(b) To make a claim for indemnification under Article 11, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 11.3, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”).  In the event that the claim for indemnification is based upon a claim by a third party against the Indemnified Party (a “Third Party Claim”), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided, that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 11.3 shall not relieve the Indemnifying Party of its obligations under Section 11.2 except to the extent such failure prejudices the Indemnifying Party’s ability to defend against the Third Party Claim.  In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have fourteen (14) days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party.  The Indemnified Party is authorized, prior to and during such fourteen (14)-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party all costs of which shall be included as Damages in respect of such claim for indemnification.  The failure to provide notice to the Indemnified Party shall be deemed to be acceptance of liability.

(d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim.  The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof.  If requested by the Indemnifying Party, the Indemnified

Party agrees to cooperate, at the sole cost of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest.  The Indemnified Party may participate in, but not control, at its sole cost without any right of reimbursement, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 11.3(d).  Irrespective of whether the Indemnified Party elects to participate in contesting a Third Party Claim subject to this Section 11.3(d) in accordance with the foregoing sentence, the Indemnifying Party at its sole cost and expense shall provide to the Indemnified Party the following information with respect to the Third Party Claim: all filings made by any party; all written communications exchanged between any parties to the extent available to the Indemnifying Party and not subject to a restriction on disclosure to the Indemnified Party; and all orders, opinions, rulings or motions.  The Indemnifying Party shall deliver the foregoing items to the Indemnified Party promptly after they become available to the Indemnifying Party.  An Indemnifying Party shall not, without the written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages paid by the Indemnifying Party or covered fully by the indemnity).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof.  If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.  If Indemnifying Party fails to respond and admit in writing its liability during such ten (10) day period, the Indemnifying Party will be deemed to have approved such proposed settlement.

(f) In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to (i) cure or remedy the Damages complained of, (ii) admit its liability for such Damages or (iii) dispute the claim for such Damages.  If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured or remedied the Damages or that it disputes the claim for such Damages, the Indemnifying Party shall be deemed to have disputed the claim for such Damages.

Section 11.4 Limitation on Actions.

(a) All representations and warranties of Seller and Purchaser contained herein shall survive until the first anniversary of the Closing Date (including the date of the first anniversary) and expire thereafter.  The covenants and other agreements of Seller and Purchaser set forth in this Agreement to be performed on or before Closing shall expire on the day following the Closing Date and each other covenant and agreement of Seller and Purchaser shall, subject to this Section 11.4, survive the Closing until fully performed in accordance with its terms and expire thereafter.  The affirmations of representations, warranties, covenants and agreements contained in the certificate delivered by each Party at Closing pursuant to Sections 9.2(f) and 9.3(f), as applicable, shall survive the Closing as to each representation, warranty covenant and agreement so affirmed for the same period of time that the specific representation, warranty, covenant or agreement survives the Closing pursuant to this Section 11.4, and shall expire thereafter.  Representations, warranties, covenants and agreements shall terminate and be of no further force and effect after the respective date of their expiration, after which time no claim may be asserted thereunder by any Person, provided, that there shall be no termination of any bona fide claim timely asserted pursuant to Section 11.4(c).

(b) The indemnities in Sections 11.2(b)(ii) and 11.2(b)(iii) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Party on or before such termination date.  Purchaser’s indemnities in Sections 7.6, 11.2(b)(i), and 11.2(b)(iv) shall continue without time limit.  The indemnities in Section 11.2(c) shall terminate on the date that is one hundred eighty (180) days counted from and after the Closing Date (including such one hundred eightieth (180th) day).

(c) Notwithstanding anything to the contrary contained elsewhere in this Agreement, except for claims for breaches of the Special Warranty and any payments in respect thereof:

(i) Seller shall not be required to indemnify any Person under Section 11.2(c) for any individual liability, loss, cost, expense, claim, award or judgment that does not exceed Fifty Thousand Dollars ($50,000.00);

(ii) Subject to Section 11.4(c)(i), Seller shall not have any liability for indemnification under Section 11.2(c) until and unless the aggregate amount of the liability for all Damages for which Claim Notices are timely delivered by Purchaser exceeds a deductible amount equal to two percent (2%) of the Purchase Price (the “Indemnity Deductible”), after which point Purchaser (or Purchaser Indemnitees) shall be entitled to claim Damages in excess of the Indemnity Deductible;

(iii) Seller shall not be required to indemnify Purchaser and Purchaser Indemnitees for aggregate Damages claimed by Purchaser and Purchaser Indemnitees in excess of fifteen percent (15%) of the Purchase Price; and

(iv) Seller shall not be required to indemnify any Person under Section 11.2(c) unless Seller has received a Claim Notice with respect to such claim at or prior to the first anniversary of the Closing Date (including the date that is the first anniversary of the Closing Date).

(d) Seller and Purchaser acknowledge that after the Closing the payment of money, as limited by the terms of this Agreement, shall be adequate compensation for breach of any representation, warranty, covenant or agreement contained in this Agreement or for any other claim arising in connection with or with respect to the transactions contemplated in this Agreement.  As the payment of money shall be adequate compensation, Purchaser, Seller waives any right to rescind this Agreement or any of the transactions contemplated hereby.

Section 11.5 Recording.

As soon as practicable after Closing, Purchaser shall record the Conveyances in the appropriate counties as well as the appropriate governmental agencies and provide Seller with copies of all recorded or approved instruments.

Section 11.6 Waivers.

(a) The Parties do not intend that any implied obligation of good faith or fair dealing requires any Party to incur, suffer or perform any act, condition or obligation contrary to the terms of this Agreement or any documents delivered in connection herewith and that it would be unfair, and that they do not intend, to increase any of the obligations of any Party under this Agreement or any documents delivered in connection herewith on the basis of any such implied obligation.

(b) Purchaser acknowledges that plugging, abandonment, removal and restoration obligations for the Assets are material and significant. Purchaser acknowledges that Purchaser has conducted its own investigation and evaluation as to the cost and timing of such obligations and that, other than the representations and warranties set forth in this Agreement, Seller has made no representation or warranty as to the expected cost or timetable for incurring costs of plugging, abandonment, removal and restoration obligations for the Assets.  Purchaser acknowledges that Seller is entering into this Agreement in reliance upon Purchaser's agreement to assume such obligations and all other Assumed Obligations and that assumption of the Assumed Obligations constitutes material agreed consideration to Seller in consideration for the Assets.

Section 11.7 Insurance.

The amount of any liability for which Purchaser is entitled to indemnification under this Agreement or in connection with or with respect to the transactions contemplated by this Agreement shall be reduced by any corresponding insurance proceeds from insurance policies carried by Purchaser realized or that could reasonably be expected to be realized by Purchaser if a claim were properly pursued under the relevant insurance arrangements.

Section 11.8 Tax Treatment of Indemnification Payments.

The Parties agree that any payments made by one Party to the other Party pursuant to this Article 11 shall be treated for all Tax purposes as an adjustment to the purchase price for the Assets unless otherwise required by applicable Law.

Article 12 MISCELLANEOUS
Section 12.1 Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.  Delivery of an executed counterpart signature page by facsimile or electronic transmittal (PDF) is as effective as executing and delivering this Agreement in the presence of other Parties to this Agreement.

Section 12.2 Notice.

All notices which are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing and delivered personally, by facsimile or by registered or certified mail, postage prepaid, as follows:

If to Seller:Jones Energy, Inc.

807 Las Cimas Parkway

Austin, Texas 78746

Attn: Steve Bryson

Email: sbryson@jonesenergy.com

WITH A COPY TO:

Baker Botts L.L.P.

98 San Jacinto Blvd. Suite 1500

Austin, TX 78701-4078

Attn: Mike Bengtson

Email: mike.bengtson@bakerbotts.com

If to Purchaser:

Foundation Energy Management, LLC

1801 Broadway, Suite 1500

Denver, Colorado 80202

Attention:  Joel P. Sauer, Vice President

Telephone 303-244-8113

Facsimile: 303-244-0604

Email: jsauer@foundationenergy.com

WITH A COPY TO:

Foundation Energy Management, LLC 808 Travis Street, Suite 452 Houston, Texas 77002 Attention: Jay Pollard Telephone: 972-707-2518 Email: jpollard@foundationenergy.com

Either Party may change its address for notice by notice to the other in the manner set forth above.  All notices shall be deemed to have been duly given (i) when physically delivered in person to the Party to which such notice is addressed, (ii) when transmitted to the Party to which such notice is addressed by confirmed facsimile transmission, or (iii) at the time of receipt by the Party to which such notice is addressed.  Notwithstanding the foregoing, delivery by Seller or Purchaser (as applicable) of a Title Defect Notice, Title Benefit Notice or statement of the Purchase Price under Section 9.4, or a response to any of the foregoing, shall be deemed to have been duly given to the other Party when (i) transmitted via electronic mail to the address(es) of the representative(s) of such Party named above that were previously furnished to the delivering Party and (ii) the delivering Party has provided notice to the other Party of such electronic mail pursuant to the previous sentence.

Section 12.3 Sales or Use Tax, Recording Fees, and Similar Taxes and Fees.

Purchaser shall bear any sales, use, excise, real property transfer, gross receipts, goods and services, registration, capital, documentary, stamp or transfer Taxes, recording fees and similar Taxes and fees incurred and imposed upon, or with respect to, the property transfers or other transactions contemplated hereby (“Transfer Taxes”).  Seller will determine, and Purchaser agrees to cooperate with Seller in determining, Transfer Taxes, if any, that applicable law requires Seller to collect from Purchaser in connection with the sale of Assets hereunder, and Purchaser agrees to pay any such tax to Seller at Closing; provided, however, that Seller’s failure to collect any such Transfer Taxes at Closing shall not absolve Purchaser from Purchaser’s responsibility for such Transfer Taxes.  If such transfers or transactions are exempt from any such Taxes or fees upon the filing of an appropriate certificate or other evidence of exemption, Purchaser will timely furnish to Seller such certificate or evidence.

Section 12.4 Expenses.

Except as provided in Section 12.3, all expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, the conveyances delivered hereunder and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including all fees and expenses of counsel, accountants and financial advisers employed by Seller, shall be borne solely and entirely by Seller, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.

Section 12.5 Change of Name.

Unless otherwise authorized by Seller in writing, as promptly as practicable, but in any case within thirty (30) days after the Closing Date, Purchaser shall eliminate the name “Jones” and any variants thereof from the Assets acquired pursuant to this Agreement and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.

Section 12.6 Replacement of Bonds and Guarantees.

(a) Purchaser acknowledges that none of the bonds, letters of credit and guarantees, if any, posted by Seller or its Affiliates with any Governmental Bodies and/or relating to the Assets, including those set forth in Schedule 12.6(a) (the “Governmental Bonds”), are transferable to Purchaser.  On or before Closing, Purchaser shall obtain, or cause to be obtained in the name of Purchaser, or its Affiliate designee, replacements for such Governmental Bonds to the extent such replacements are necessary (i) for Purchaser’s ownership of the Assets, and (ii) to permit the cancellation of the Governmental Bonds posted by Seller and/or any Affiliate of Seller with respect to the Assets.  In addition, at or prior to Closing, Purchaser shall deliver to Seller evidence of the posting of bonds or other security with all applicable Governmental Bodies meeting the requirements of such Governmental Bodies to own and, if applicable, operate the Assets.

(b) Purchaser shall cooperate with Seller in order to cause Seller and its Affiliates to be released, as of the Closing Date, from all guarantees, performance bonds, letters of credit, escrow accounts and other forms of financial assurance previously put in place by Seller with Third Parties that are not Governmental Bodies in connection with its ownership and operation of the Assets and which are as set forth in Schedule 12.6(b) (the “Guarantees”).  Without limiting the foregoing, if required by a counterparty to any Guarantee, Purchaser shall, and, if applicable, shall cause its Affiliates to, provide, effective as of the Closing Date or such later date as may be required by such counterparty, substitute guarantee or similar arrangements for all periods covered by the Guarantees, which guarantee or similar arrangements shall (i) constitute a type of security, and (ii) be provided by a party whose creditworthiness is, in each case, equivalent to or better than that required by the counterparty to such Guarantee.

(c) In the event that any counterparty to any such Guarantee does not release Seller or any of its Affiliates or in the event that any Governmental Body does not permit the cancellation of any Governmental Bond posted by Seller and/or any Affiliate of Seller with respect to the Assets, then, from and after Closing, Purchaser shall indemnify Seller or any Affiliate of Seller, as applicable, against all amounts incurred by Seller or any Affiliate of Seller, as applicable, under such Guarantee or such Governmental Bond (and all costs incurred in connection with such Guarantee or such Governmental Bond) if applicable to the Assets acquired by Purchaser.  Notwithstanding anything to the contrary contained in this Agreement, any cash placed in escrow by Seller or any Affiliate of Seller pursuant to the Guarantees must be returned to Seller as soon as practicable and shall be deemed an Excluded Asset for all purposes hereunder.

Section 12.7 Governing Law and Venue.

This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the Laws of the State of Texas without regard to principles of conflicts of Law that would direct the application of the Law of another jurisdiction.  The venue for any action brought under this Agreement shall be Harris County, Texas.

Section 12.8 Jurisdiction; Waiver of Jury Trial.

EACH PARTY CONSENTS TO PERSONAL JURISDICTION IN ANY ACTION BROUGHT IN THE UNITED STATES FEDERAL COURTS LOCATED WITHIN HARRIS COUNTY, TEXAS (OR, IF JURISDICTION IS NOT AVAILABLE IN THE UNITED STATES FEDERAL COURTS, TO PERSONAL JURISDICTION IN ANY ACTION BROUGHT IN THE STATE COURTS LOCATED IN HARRIS COUNTY, TEXAS) WITH RESPECT TO ANY DISPUTE, CLAIM OR CONTROVERSY ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT, AND EACH OF THE PARTIES AGREES THAT ANY ACTION INSTITUTED BY IT AGAINST THE OTHER WITH RESPECT TO ANY SUCH DISPUTE, CONTROVERSY OR CLAIM (EXCEPT TO THE EXTENT A DISPUTE, CONTROVERSY, OR CLAIM ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THE DETERMINATION OF A TITLE DEFECT AMOUNT OR TITLE BENEFIT AMOUNT PURSUANT TO Section 3.4(h), OR THE DETERMINATION OF PURCHASE PRICE ADJUSTMENTS PURSUANT TO Section 9.4(b) IS REFERRED TO AN EXPERT PURSUANT TO THOSE SECTIONS) WILL BE INSTITUTED EXCLUSIVELY THE UNITED STATES FEDERAL COURTS LOCATED WITHIN HARRIS COUNTY, TEXAS (OR, IF JURISDICTION IS NOT AVAILABLE IN THE UNITED STATES FEDERAL COURTS, TO PERSONAL JURISDICTION IN ANY ACTION BROUGHT IN THE STATE COURTS LOCATED IN HARRIS COUNTY, TEXAS).  THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT.  IN ADDITION, EACH PARTY IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION IN THE RESPECTIVE JURISDICTIONS REFERENCED IN THIS SECTION.

Section 12.9 Captions.

The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

Section 12.10 Waivers.

Any failure by any Party to comply with any of its obligations, agreements or conditions herein contained may be waived in writing, but not in any other manner, by the party or parties to whom such compliance is owed.  No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 12.11 Assignment.

Neither Party shall assign all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party and any assignment or delegation made without such consent shall be void; provided, that in the event that Purchaser is permitted to assign all or any part of this Agreement or the Assets (a) such assignment shall not relieve Purchaser of any liability or obligation under this Agreement and (b) such assignee shall agree, in writing, to assume Purchaser’s obligations under this Agreement and be jointly and severally liable with Purchaser for all of Purchaser’s liabilities and obligations under this Agreement.

Section 12.12 Entire Agreement.

This Agreement and the documents to be executed hereunder and the Exhibits and Schedules attached hereto, together with the Confidentiality Agreement, constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.  In the event of a conflict between the Confidentiality Agreement and this Agreement, the terms and provisions of this Agreement shall prevail.

Section 12.13 Amendment.
(a) This Agreement may be amended or modified only by an agreement in writing executed by both Parties.
(b) No waiver of any right under this Agreement shall be binding unless executed in writing by the Party to be bound thereby.
Section 12.14 No Third-Party Beneficiaries.

Nothing in this Agreement shall entitle any Person other than Purchaser and Seller to any claims, cause of action, remedy or right of any kind, except the rights expressly provided to the Persons described in Section 11.2(f).

Section 12.15 Public Announcements.

The Parties acknowledge and agree that no press release or other public announcement, or public statement or comment in response to any inquiry, or other disclosure that is reasonably expected to result in a press release or public announcement, relating to the subject matter of this Agreement shall be issued or made by Seller or Purchaser, or their respective Affiliates, without the joint written approval of Seller and Purchaser; provided, that, a press release or other public announcement, or public statement or comment in response to any inquiry, made without such joint approval shall not be in violation of this Section if it is made in order for the disclosing Party or any of its Affiliates to comply with applicable Laws or stock exchange rules or regulations and provided it is limited to those disclosures that are required to so comply.

Section 12.16 Invalid Provisions.

If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws effective during the term hereof, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be effected by the illegal, invalid or unenforceable provision or by its severance from this Agreement.

Section 12.17 References.

In this Agreement:

(a) References to any gender includes a reference to all other genders;
(b) References to the singular includes the plural, and vice versa;
(c) Reference to any Article or Section means an Article or Section of this Agreement;
(d) Reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;
(e) References to $ or Dollars means United States Dollars;

(f) Unless expressly provided to the contrary, “hereunder”, “hereof”, “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement; and

(g) “Include” and “including” shall mean include or including without limiting the generality of the description preceding such term.
Section 12.18 Construction.

Each of Seller and Purchaser has had substantial input into the drafting and preparation of this Agreement and has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby.  This Agreement is the result of arm’s-length negotiations from equal bargaining positions.

Section 12.19 Limitation on Damages.

Notwithstanding anything to the contrary contained herein, none of Purchaser, Seller or any of their respective Affiliates OR INDEMNITEES shall be entitled to either punitive, SPECIAL, INDIRECT or consequential damages in connection with this Agreement and the transactions contemplated hereby and each of Purchaser and Seller, for itself and on behalf of its Affiliates AND INDEMNITEES, hereby expressly waives any right to punitive, SPECIAL, INDIRECT or consequential damages in connection with this Agreement and the transactions contemplated hereby, except to the extent an Indemnified Party is required to pay punitive, SPECIAL, INDIRECT or consequential damages to a third party that is not an Indemnified Party.

Article 13 DEFINITIONS

“Adjusted Purchase Price” has the meaning set forth in Section 2.1.

“Adjustment Period” has the meaning set forth in Section 2.2(a).

“Affiliates” with respect to any Person, means any Person that directly or indirectly controls, is controlled by or is under common control with such Person.

“Agreed Interest Rate” shall mean simple interest computed at the rate of the prime interest rate as published in the Wall Street Journal.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Allocated Value” has the meaning set forth in Section 2.3.

“Assessment” has the meaning set forth in Section 4.1.

“Assets” has the meaning set forth in Section 1.2.

“Assumed Obligations” has the meaning set forth in Section 11.2(a).

“Business Day” means each calendar day except Saturdays, Sundays, and Federal holidays.

“CERCLA” has the meaning set forth in the definition of Environmental Laws.

“Claim Notice” has the meaning set forth in Section 11.3(b).

“Closing” has the meaning set forth in Section 9.1(a).

“Closing Date” has the meaning set forth in Section 9.1(b).

“Closing Payment” has the meaning set forth in Section 9.4(a).

“Confidentiality Agreement” means the Confidentiality Agreement between Foundation Energy Management, LLC, Purchaser’s parent, and Seller dated April 21, 2017.

“Contingent Payment” has the meaning set forth in Section 7.12(a).

“Contracts” has the meaning set forth in Section 1.2(d).

“Conveyance” has the meaning set forth in Section 3.1(b).

“COPAS” has the meaning set forth in Section 1.4(b).

“Cure Period” has the meaning set forth in Section 3.4(c).

“Damages” has the meaning set forth in Section 11.2(e).

“Defect Deductible” has the meaning set forth in Section 3.4(i).

“Defect Property” has the meaning set forth in Section 3.4(a).

“Defensible Title” has the meaning set forth in Section 3.2(a).

“Deposit” has the meaning set forth in Section 2.4.

“Determination Period” has the meaning set forth in Section 7.12(b).

“Effective Time” has the meaning set forth in Section 1.4(a).

“Environmental Arbitrator” has the meaning set forth in Section 4.4.

“Environmental Claim Date” has the meaning set forth in Section 4.3.

“Environmental Consultant” has the meaning set forth in Section 4.1.

“Environmental Defect Notice” has the meaning set forth in Section 4.3.

“Environmental Laws” means, as the same have been amended as of the Effective Time, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq. (“CERCLA”); the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq. the Hazardous Materials Transportation Act, 49 U.S.C. § 1471 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; and all Laws as of the Effective

Time of any Governmental Body having jurisdiction over the property in question governing operation of the Assets, and otherwise addressing pollution or protection of the environment and all regulations implementing the foregoing.  Notwithstanding the foregoing, the phrase “violation of Environmental Laws” and words of similar import used herein shall mean, as to any given Asset, the violation of or failure to meet specific objective requirements or standards that are clearly applicable to such Asset under applicable Environmental Laws where such requirements or standards are in effect as of the Effective Time.  The phrase does not include good or desirable operating practices or standards that may be employed or adopted by other oil or gas well operators or recommended by a Governmental Body.

“Environmental Liabilities” shall mean any and all environmental response costs (including costs of remediation), Damages, natural resource damages, settlements, consulting fees, expenses, penalties, fines, orphan share, prejudgment and post-judgment interest, court costs, attorneys’ fees, and other liabilities incurred or imposed (i) pursuant to any order, notice of responsibility, directive (including requirements embodied in Environmental Laws), injunction, judgment or similar act (including settlements) by any Governmental Body to the extent arising out of any violation of any Environmental Law which is attributable to the ownership or operation of the Properties prior to the Effective Time or (ii) pursuant to any claim or cause of action by a Governmental Body or other Person for personal injury, property damage, damage to natural resources to the extent arising out of any violation of any Environmental Law to the extent attributable to the ownership or operation of the Properties prior to the Effective Time, provided, that Environmental Liabilities excludes any of the foregoing liabilities to the extent disclosed in any Schedule.

“Equipment” has the meaning set forth in Section 1.2(f).

“Excluded Assets” has the meaning set forth in Section 1.3.

“GAAP” means United States generally accepted accounting principles.

“Geological Data” means all seismic, geological, geochemical or geophysical data (including cores and other physical samples of materials from wells or tests) belonging to Seller or licensed from third parties relating to the Properties that can be transferred without additional consideration to such third parties (or including such licensed data in the event Purchaser agrees to pay such additional consideration), including all such data having been acquired by Seller from its predecessors in title, and including, to the extent they exist, all isopach maps, contour maps, structural maps, net pay maps, whether such mapping was undertaken and created by Seller or Seller’s predecessors in title, but excluding any other interpretations of such data prepared or created by Seller.

“Governmental Authorizations” has the meaning set forth in Section 5.13.

“Governmental Body” means any federal, state, local, municipal, or other governments; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal.

“Governmental Bonds” has the meaning set forth in Section 12.6(a).

“Guarantees” has the meaning set forth in Section 12.6(b).

“Hydrocarbons” means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof, including scrubber liquid inventory and ethane, propane, isobutene, nor-butane and gasoline inventories (excluding tank bottoms), and sulphur and other minerals extracted from or produced from the foregoing hydrocarbons.

“Imbalance” means any over-production, under-production, over-delivery, under-delivery or similar imbalance of Hydrocarbons produced from or allocated to the Assets, regardless of whether such imbalance arises at the platform, wellhead, pipeline, gathering system, transportation system, processing plant or other location.

“Indemnified Party” has the meaning set forth in Section 11.3(a).

“Indemnifying Party” has the meaning set forth in Section 11.3(a).

“Indemnity Deductible” has the meaning set forth in Section 11.4(c)(ii).

“Independent Expert” has the meaning set forth in Section 9.4(b).

“Lands” has the meaning set forth in Section 1.2(a).

“Law” or “Laws” means all statutes, rules, regulations, ordinances, orders, and codes of Governmental Bodies.

“Leases” has the meaning set forth in Section 1.2(a).

“Lowest Cost Response” means the response required or allowed under Environmental Laws that cures, remediates, removes or remedies the applicable present condition alleged pursuant to an Environmental Defect Notice at the lowest cost (considered as a whole taking into consideration any material negative impact such response may have on the operations of the relevant Assets and any potential material additional costs or liabilities that may likely arise as a result of such response) sufficient to comply with Environmental Laws as compared to any other response that is required or allowed under Environmental Laws.  The Lowest Cost Response shall include taking no action, leaving the condition unaddressed, periodic monitoring or the recording of notices in lieu of remediation, if such responses are allowed under Environmental Laws.

“Material Adverse Effect” means any adverse effect on the ownership, operation or value of the Assets, as currently operated, which is material to the ownership, operation or value of the Assets, taken as a whole; provided, however, that “Material Adverse Effect” shall not include any material adverse effects resulting from:  (a) changes in general market, economic, financial or political conditions (including changes in commodity prices, fuel supply or transportation markets, interest or rates) in the area in which the Assets are located, the United States or worldwide; (b) changes in Laws or in regulatory policies from and after the date of this Agreement; (c) changes or conditions resulting from civil unrest or terrorism or acts of God or natural disasters; (d) change or conditions resulting from the failure of a Governmental Body to act or omit to act pursuant to Law; (e) entering into this Agreement or the announcement of the transactions contemplated by this Agreement; (f) changes in conditions or developments generally applicable to the oil and gas industry in the area where the Assets are located; (g) matters that are cured or no longer exist by the earlier of the Closing and the termination of this Agreement, without cost to Purchaser; (h) reclassification or recalculation of reserves in the ordinary course of business; (i) changes in the prices of Hydrocarbons; and (j) natural declines in well performance.

“Net Acre” means, as calculated separately with respect to Lands covered by each Lease in a PLSS Section, the product of: (i) the number of gross acres of land covered by such Lease, multiplied by (ii) the mineral interest ownership in the Hydrocarbons covered by such Lease (i.e. the lessor’s mineral interest ownership and the non-executive mineral ownership, if any, covered by the particular Lease), multiplied by (iii) the Seller’s aggregate undivided interest in such Lease; provided,  however, if items (ii) and/or (iii) vary as to different areas of such lands covered by such Lease as identified on Exhibit A, a separate calculation shall be performed with respect to such area.

“Net Revenue Interest” has the meaning set forth in Section 3.2(a)(i).

“NORM” means naturally occurring radioactive material.

“Permitted Encumbrances” has the meaning set forth in Section 3.3.

“Party” or “Parties” has the meaning set forth in the Preamble to this Agreement.

“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.

“PLSS Section” means a section designated by the applicable public land survey system and identified on Schedule 2.3 as a “PLSS Section”.

“Post-Effective Time Tax Advances” has the meaning set forth in Section 7.8(e).

“Preliminary Settlement Statement” has the meaning set forth in Section 9.4(a).

“Properties” and “Property” have the meanings set forth in Section 1.2(c).

“Property Costs” has the meaning set forth in Section 1.4(c).

“Property Defect Threshold” has the meaning set forth in Section 3.4(i).

“Purchase Price” has the meaning set forth in Section 2.1.

“Purchaser” has the meaning set forth in the first paragraph of this Agreement.

“Purchaser Indemnitees” means Purchaser, its Affiliates, and the officers, directors, managers, members, stockholders, general or limited partners, employees, agents, representatives, advisors, subsidiaries, successors and assigns of Purchaser or its Affiliates.

“Records” has the meaning set forth in Section 1.2(i).

“Required Consent” has the meaning set forth in Section 3.5(a).

“Schedule Supplement” has the meaning set forth in Section 5.1(e).

“Seller” has the meaning set forth in the first paragraph of this Agreement.

“Seller Indemnitees” shall mean Seller, its Affiliates, and the officers, directors, managers, members, stockholders, general or limited partners, coventurers, employees, agents, representatives, advisors, subsidiaries, successors and assigns of Seller or its Affiliates.

“Seller Indemnity Obligations” has the meaning set forth in Section 11.2(c).

“Seller Operated Assets” shall mean Assets operated by Seller or its Affiliates as of the date of this Agreement.

“Seller Retained Liabilities” means those liabilities and obligations of the Seller arising from the following:

(a)all liabilities for Taxes allocated to Seller under Section 7.8(a);

(b)the death or physical injury to any Person to the extent attributable to Seller’s ownership or operation of the Assets for periods prior to the Closing Date, including death or physical injuries suffered prior to the Closing Date which are Environmental Liabilities; and

(c)the off-site disposal of any substance produced from the Properties and defined or regulated as a “pollutant,” “hazardous waste” or “hazardous substance” under any Environmental Law;

(d)save and except as to the Suspended Proceeds transferred by Seller to Purchaser, the accounting for, failure to pay, underpayment, or incorrect payment of any and all valid royalties, overriding royalties, production payments, net profits interests, Working Interests owned by third parties (except, with respect to Assets operated by third party operators, to the extent a person other than Seller receives the benefit of such failure or incorrect payment), and other burdens upon, measured by or payable out of production with respect to any Property attributable to the period that Hydrocarbons were produced and marketed from any Property prior to the Effective Time;

(e)all losses, claims, damages, costs and liabilities arising from any actions, suits or proceedings pending for which Seller has received written notice prior to the date hereof, including the actions, suits and proceedings described in Schedule 5.7;

(f)the Excluded Assets;

(g)borrowed money (whether by loan, the issuance and sale of debt securities, or the sale of property to another person subject to an understanding or agreement, contingent or otherwise, to repurchase such property from such other person); and all obligations of  Seller evidenced by a note, bond, debenture, or similar instrument or security in respect thereof, in each case put in place by Seller and burdening Seller’s interest in any of the Assets;

(h)all employment relationships of Seller or any Affiliate of Seller, including any of their respective present or former employees or the termination of any such employment relationships, including the compensation or reimbursement for work performed with respect to the Properties to the extent attributable to periods prior to the Closing Date; and

(i) Materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges which are Permitted Encumbrances and which are being contested by Seller in good faith by appropriate actions, as provided under Section 3.3(f).

“Special Warranty” has the meaning set forth in Section 7.9(a).

“Special Warranty Notice” has the meaning set forth in Section 7.9(b).

“Surface Contracts” has the meaning set forth in Section 1.2(e).

“Survival Period” has the meaning set forth in Section 7.9(b).

“Suspended Proceeds” has the meaning set forth in Section 7.10.

“Tax Audit” has the meaning set forth in Section 7.8(d).

“Tax Returns” has the meaning set forth in Section 5.8.

“Taxes” means all federal, state, local, and foreign income, profits, franchise, sales, use, ad valorem, property, severance, production, excise, stamp, documentary, real property transfer or gain, gross receipts, goods and services, registration, capital, transfer, or withholding Taxes or other governmental fees or charges imposed by any taxing authority, including any interest, penalties or additional amounts which may be imposed with respect thereto.

 “Third Party Claim” has the meaning set forth in Section 11.3(b).

“Title Arbitrator” has the meaning set forth in Section 3.4(h).

“Title Benefit” has the meaning set forth in Section 3.2(b).

“Title Benefit Amount” has the meaning set forth in Section 3.4(g).

“Title Benefit Notice” has the meaning set forth in Section 3.4(b).

“Title Benefit Property” has the meaning set forth in Section 3.4(b).

“Title Claim Date” has the meaning set forth in Section 3.4(a).

“Title Defect” has the meaning set forth in Section 3.2(c).

“Title Defect Amount” has the meaning set forth in Section 3.4(f).

“Title Defect Notice” has the meaning set forth in Section 3.4(a).

“Transfer Taxes” has the meaning set forth in Section 12.3.

“Units” has the meaning set forth in Section 1.2(c).

“Wells” has the meaning set forth in Section 1.2(b).

“Working Interest” has the meaning set forth in Section 3.2(a)(ii).

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the date first above written.

/s/ Jonny Jones
SELLER Jones Energy HOLDINGS, LLC By: /s/ Jonny Jones Name: Jonny Jones Title: Chief Executive Officer

[Signature page to Purchase and Sale Agreement]

___	/s/ Joel P. Sauer
PURCHASER FOUNDATION ENERGY FUND VI-A, LP By: Foundation Energy Management, LLC its Sole Manager By: /s/ Joel P. Sauer Name: Joel P. Sauer Title: Executive Vice President

[Signature page to Purchase and Sale Agreement]

Exhibit A

Leases

The Parties agree that Exhibit A is intended to list all of the Leases which are intended to be included as part of the Assets to be conveyed to Purchaser hereunder.  In the event that between the date of the execution of this Agreement and Closing it is determined that there are Leases that have been inadvertently omitted from or incorrectly described on Exhibit A, Seller, with the consent of Purchaser, which consent shall not be unreasonably withheld or delayed, shall be permitted to supplement Exhibit A to include those Leases which have been inadvertently omitted or incorrectly described.